

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH MARCH 31, 2007

1. MATERIALS PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SECURITYHOLDERS IN CONNECTION WITH SECURITYHOLDERS' MEETINGS

   1.1 Preliminary notice (*avis de réunion*) of Extraordinary and Ordinary Shareholders' Meeting of May 17, 2006, published in the BALO on March 22, 2006.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   2.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

      A. Final Terms relating to the issuance of EUR 250,000,000 Floating Rate Notes due September 2008, dated March 28, 2007.

      B. Prospectus Supplement no.6 dated March 15, 2007, to the Base Prospectus dated May 19, 2006.

3. OTHER PUBLIC DISCLOSURE

   3.1 Press releases through March 31, 2007.

   3.2 Shareholder Newsletter, March 2007.

   3.3 Presentation dated March 27, 2007, entitled "Morgan Stanley: European Banks & Financials Conference".

   3.4 Presentation entitled "Results for Q4-06 and 2006 annual results", dated March 2007.

Exhibit 1.1

Preliminary notice (avis de reunion) of Extraordinary and Ordinary Shareholders' Meeting of May 23, 2007

Published in the BALO on March 21, 2007

Please see attached English-language summary.

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published March 21, 2007, Bulletin no. 35

The notice announces that the Annual General Meeting of Crédit Agricole S.A. shareholders will be held on Wednesday, 23 May 2007 at 10:00 a.m., at Paris EXPO – Hall 5, place de la Porte de Versailles, 75015 Paris. The notice then sets out the agenda and text of resolutions, which are summarized below:

Ordinary General Meeting

First resolution: Approval of the corporate accounts as at December 31, 2006.

Second resolution: Approval of the consolidated accounts as at December 31, 2006.

Third resolution: Allocation of income, fixing of the amount and payment of dividend.

Fourth resolution: Approval of the conventions provided in articles L. 225-38 and following of the French Commercial Code.

Fifth resolution: Ratification of the cooptation of Mr. Jean-Paul Chifflet as a new director.

Sixth resolution: Renewal of Mr. Jean-Pual Chifflet's mandate as a director.

Seventh resolution: Renewal of Mr. Pierre Bru's mandate as a director.

Eighth resolution: Renewal of Ms. Alain David's mandate as a director.

Ninth resolution: Renewal of Mr. Bruno de Laage's mandate as a director.

Tenth resolution: Nomination of Mr. Dominique Lefebvre's mandate as a director.

Eleventh resolution: Nomination of Mr. Corrado Passera's mandate as a director.

Twelfth resolution: Fixing of directors' attendance fees.

Thirteenth resolution: Authorization of the Board of Directors to carry out operations on Company shares.

Extraordinary General Meeting

Fourteenth resolution: Delegation of power to the Board of Directors to carry out capital increases up to a maximum aggregate amount of €2.5 billion through the issuance of ordinary shares or any security giving access immediately and/or after a fixed period to capital, with maintenance of preferential subscription rights.

Fifteenth resolution: Delegation of power to the Board of Directors to carry out capital increases up to a maximum aggregate amount of €1 billion through the issuance of ordinary shares or any security giving access immediately and/or after a fixed period to the capital, with cancellation of preferential subscription rights.

Sixteenth resolution: Delegation of power to the Board of Directors to increase the number of shares or securities to issue in the event of a capital increase, with or without preemptive rights for shareholders, up to the limit of 15% of the initial issue.

Seventeenth resolution: Delegation of power to the Board of Directors to issue shares, securities affecting the capital or other securities in exchange for in-kind contributions made to the Company.

Eighteenth resolution: Delegation of power to the Board of Directors to set the issue price of ordinary shares and securities affecting the capital, in the event of the cancellation of preferential subscription rights, up to the limit of 5% of the share capital.

Nineteenth resolution: Delegation of power to the Board of Directors to carry out capital increases up to a maximum aggregate amount of €3 billion through incorporation of reserves, profits, premiums, etc.

Twentieth resolution: Delegation of power to the Board of Directors to carry out capital increases open exclusively to Crédit Agricole employees who subscribe to the Company savings plan up to a maximum aggregate amount of €150 million.

Twenty-first resolution: Delegation of power to the Board of Directors to carry out capital increases open exclusively to the company Crédit Agricole International Employees up to a maximum aggregate amount of €40 million.

Twenty-second resolution: Delegation of power to the Board of Directors to carry out capital increases open exclusively to Crédit Agricole employees who subscribe to the Company savings plan in the United States of America up to a maximum aggregate amount of €40 million.

Twenty-third resolution: Authorization of the Board of Directors to carry out capital reductions through cancellation of shares.

Twenty-fourth resolution: Amendment of Article 23 of the by-laws in order to bring it into conformity with the decree n° 2006-1566 of December 11, 2006, amending decree n°67-23 of March 23, 1967.

Thirty-fifth resolution: Formalities and powers.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1A

Final Terms relating to the issuance of EUR 250,000,000 Floating Rate Notes due September 2008

March 28, 2007

Please see attached.

Final Terms dated 28 March 2007



Crédit Agricole S.A.
acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 182
TRANCHE NO: 1

EUR 250,000,000 Floating Rate Notes due September 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006, 29 December 2006 and 15 March 2007 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr), on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	182
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 250,000,000
	(ii)	Tranche:	EUR 250,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 100,000
7	(i)	Issue Date:	30 March 2007
	(ii)	Interest Commencement Date	30 March 2007
8	Maturity Date:		Interest Payment Date falling in or nearest to 30 September 2008
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate	Resolution of the Board of Directors of the Issuer

	authorisations for issuance of the Notes:	dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	30 June 2007, 30 September 2007, 30 December 2007, 30 March 2008, 30 June 2008 and 30 September 2008 each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters Page EURIBOR01
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR

		"3-month EURIBOR" means the rate for deposits in EUR for a period of three months as quoted on Reuters Page EURIBOR01 as of 11.00 a.m., Brussels time on the Interest Determination Date
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
(ix)	Margin(s):	-0.02 per cent.
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of**	Not Applicable

	Noteholders (Put Option)	
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable

29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
35	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 30 March 2007
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 250,000,000
(iii) Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
ISIN Code:	XS0293183363
Common Code:	29318336
Any clearing system(s) other than	Not Applicable

Euroclear Bank S.A./N.V. and Clearstream, Luxembourg and the relevant identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1B

Prospectus Supplement no.6 dated March 15, 2007, to the
Base Prospectus dated May 19, 2006

May 19, 2006

Please see attached.

Prospectus Supplement no. 6 dated 15 March 2007 to the Base Prospectus dated 19 May 2006





Crédit Agricole S.A.

including acting through its London Branch

(Incorporated with limited liability in the Republic of France)

Euro 40,000,000,000

Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 40,000,000,000 Euro Medium Term Note Programme initially established on 21 April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London branch) will not at any time exceed Euro 40,000,000,000 (or the equivalent in other currencies). In the case of any Notes, which are to be listed on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, such Notes will have a minimum denomination of €1,000 (or its equivalent in other currencies).

The Issuer has prepared this prospectus supplement no. 6 (the "**Prospectus Supplement no. 6**") to the Issuer's Base Prospectus dated 19 May 2006 as supplemented by the Prospectus Supplement no. 1 dated 8 June 2006, the Prospectus Supplement no. 2 dated 10 July 2006, the Prospectus Supplement no. 3 dated 26 September 2006, the Prospectus Supplement no. 4 dated 28 November 2006 and the Prospectus Supplement no. 5 dated 29 December 2006 (together, the "**Base Prospectus**") pursuant to the Directive 2003/71/EC (the "**Prospectus Directive**") and article 13 of the Luxembourg law of 10 July 2005 on securities prospectuses.

This Prospectus Supplement no. 6 is supplemental to, and should be read in conjunction with, the Base Prospectus. Terms defined in the Base Prospectus shall have the same meaning when used in this Prospectus Supplement no. 6.

This Prospectus Supplement no. 6, the Base Prospectus and any documents incorporated by reference herein and therein, as well as the Final Terms relating to series of Notes listed on the regulated market of the Luxembourg Stock Exchange, are published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

Arranger

Merrill Lynch International

Dealers

ABN AMRO
CALYON Corporate and Investment Bank
Credit Suisse
Dresdner Kleinwort Wasserstein
JPMorgan
Merrill Lynch International
Nomura International
UBS Investment Bank

Barclays Capital
Citigroup
Deutsche Bank
Goldman Sachs International
Lehman Brothers
Morgan Stanley
The Royal Bank of Scotland

TABLE OF CONTENTS

RESPONSIBILITY STATEMENT

This Prospectus Supplement no. 6 has been prepared for the purpose of giving information, with regard to the Issuer and the Notes to be issued under the Programme, additional to the information already contained, or incorporated by reference in, the Base Prospectus. The Issuer (whose registered office appears on page 9 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Prospectus Supplement no. 6 is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect the import of such information. The Issuer accepts responsibility accordingly.

INCORPORATION BY REFERENCE

This Prospectus Supplement no. 6 incorporates by reference, and should be read and construed in conjunction with :

(i) the press release jointly published by the Issuer on 9 January 2007 announcing that Calyon and Société Générale plan to merge their brokerage activities (the "**Brokerage Activities PR**");

(ii) the press release published by the Issuer on 22 January 2007 announcing that the Issuer has decreased its stake in Intesa Sanpaolo (the "**Intesa stake PR**");

(iii) the press release jointly published by the Issuer on 24 January 2007 announcing that the Issuer and Sanpaolo S.p.A. have decided not to pursue their asset management European project (the "**CAAM PR**");

(iv) the press release published by the Issuer on 1 February 2007 announcing the success of the Euro 4 billion capital increase (the "**Capital Increase 2nd PR**");

(v) the joint and separate press releases published by the Issuer on 1 March 2007 announcing the signing of the contract for the sale of Cariparma and FriulAdria (together, the "**Italian Retail Banking PR's**");

(vi) the press release published by the Issuer on 7 March 2007 announcing of the Issuer's financial results for the 4th quarter of 2006 and the 2006 financial year (the "**Q406&Y06 PR**");

(vii) the investor presentation dated March 2007 relating to the Issuer's financial results for the 4th quarter of 2006 and the 2006 financial year (the "**Q406&Y06 IP**"); and

(viii) the press release jointly published by the Issuer on 8 March 2007 announcing the sale by the Issuer and Emporiki Bank of Greece S.A. of the entire share capital of Phoenix Metrolife Hellenic Insurance Company S.A. to Groupama International (the "**Phoenix Metrolife PR**");

Copies of such documents have been filed with the *Commission de Surveillance du Secteur Financier* and will be available on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) and on the Issuer's website (*www.credit-agricole-sa.fr*).

CROSS-REFERENCE TABLE

The following table cross-references the pages of the documents incorporated by reference in the Base Prospectus, as supplemented, with the main heading required under Annex XI of the Commission regulation No. 809/2004 implementing the Prospectus Directive. Terms defined in the "Documents Incorporated by Reference" sections of the Base Prospectus shall have the same meaning when used below, in particular (i) "**SRD**" shall mean the Shelf-Registration Document D.06-0188 of the Issuer dated 30 March 2006, (ii) "**A.01**" shall mean the update A.01 to the SRD of the Issuer dated 11 May 2006, (iii) "**A.02**" shall mean the update A.02 to the SRD of the Issuer dated 22 May 2006, (iv) "**A.03**" shall mean the update A.03 to the SRD of the Issuer dated 19 September 2006, (v) "**A.04**" shall mean the update A.04 to the SRD of the Issuer dated 24 November 2006, and (vi) "**A.05**" shall mean the update A.05 to the SRD of the Issuer dated 21 December 2006.

ANNEX XI	**Page no. in the relevant documents incorporated by reference**
1. Persons responsible	
1.1 Persons responsible for the information	285 of SRD, 149 of A.01, 45 of A.02, 125 of A.03, 73 of A.04, 99 of A.05
1.2 Statements by the persons responsible	285 of SRD*, 149 of A.01*, 45 of A.02*, 125 of A.03*, 73 of A.04*, 99 of A.05*
2. Statutory auditors	
2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body)	286 of SRD 150 of A.01 46 of A.02 126 of A.03 74 of A.04 100 of A.05
2.2. Change of situation of the auditors	286 of SRD 150 of A.01 46 of A.02 126 of A.03 74 of A.04 100 of A.05
3. Risk Factors	154-171 and 81-92 of SRD 26-35 of A.01 67-72 of A.03 7 of A.05
4. Information about the issuer	
4.1. History and development of the issuer	44-47 of SRD
4.1.1. Legal and commercial name	250 of SRD
4.1.2. Place of registration and registration number	250 of SRD
4.1.3. Date of incorporation and length of life	250-251 of SRD
4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number	250-251 of SRD
4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency	94-96 of SRD 72-74 and 123 of A.03 50-72 of A.04

* The statement by Mr. Georges Pauget regarding the "*lettres de fin de travaux*" is not incorporated by reference in the Base Prospectus.

ANNEX XI	Page no. in the relevant documents incorporated by reference
	Capital Increase PR Capital Increase 2nd PR
5. Business overview	
5.1. Principal activities	
5.1.1. Description of the issuer's principal activities	48-57; 260; 94-96 of SRD
5.1.2. Indication of significant new products and/or activities	94-96 and 260 of SRD 38 of A.01
5.1.3. Description of the issuer's principal markets	50-57; 175-178; 225-226 of SRD
5.1.4. Competitive position	48-57 of SRD
6. Organisational structure	
6.1. Description of the group and of the issuer's position within it	45; 117-119; 201-211 of SRD 2 of A.01
7. Trend information	
7.1. Statement of no material adverse change	260 of SRD
7.1.2. Trends reasonably likely to have a material effect on the issuer's prospects	92-96 of SRD 36-37 of A.01 72-74 of A.03 9-98 of A.05
8. Profit forecasts or estimates	
8.1. Principal assumptions	
8.2. Statements	
8.3. Comparable with historical financial information	
9. Administrative, management and supervisory bodies	
9.1. Information concerning the administrative and management bodies	33-40 of SRD 44 of A.02 3-6 of A.05
9.2. Conflicts of interest	40 of SRD
10. Major shareholders	
10.1. Information concerning control	45; 116; 121; 265 of SRD
10.2. Description of arrangements which may result in a change of control	191; 265 of SRD
11. Financial information concerning the issuer's assets and liabilities, financial position and profits and losses	
11.1. Historical financial information	
Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2005:	115-237; 288 of SRD
(a) consolidated balance sheet;	124-125 of SRD 45-46 of A.01
(b) consolidated income statement;	123 of SRD 44 of A.01
(c) consolidated cash flow statement;	127 of SRD 48-49 of A.01
(d) accounting policies and explanatory notes.	130-211 of SRD 50-123 of A.01
Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2004:	51-133 of the Financial Statements 2004 for the Crédit Agricole Group; 104-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group
(a) consolidated balance sheet;	53-54 of the Financial Statements 2004 for the Crédit Agricole Group;

ANNEX XI	Page no. in the relevant documents incorporated by reference
	104-105 of the Financial Statements 2004 for the Crédit Agricole S.A. Group
(b) consolidated income statement;	55 of the Financial Statements 2004 for the Crédit Agricole Group; 107 of the Financial Statements 2004 for the Crédit Agricole S.A. Group
(c) accounting policies and explanatory notes.	56-113 of the Financial Statements 2004 for the Crédit Agricole Group; 108-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group
11.2. Financial statements	115-211 of SRD 40-123 and 126-148 of A.01 3-43 of A.02
11.3. Auditing of historical annual financial information	
Auditors' report on the consolidated financial statements for the financial year ended 31 December 2005	212-213 of SRD 124-125 of A.01
Auditors' report on the consolidated financial statements for the financial year ended 31 December 2004	114-115 of the Financial Statements 2004 for the Crédit Agricole Group; 166-167 of the Financial Statements 2004 for the Crédit Agricole S.A. Group
11.3.1. Statement of audit of the historical financial information	212-213 of SRD 124-125 of A.01
11.4. Age of latest financial information	115 of SRD 39 of A.01
11.5. Interim and other financial information	3-122 of A.03 3-49 of A.04 Q406&Y06 PR Q406&Y06 IP
11.6. Legal and arbitration proceedings	91-92; 190 of SRD 71-72 of A.03 8 of A.05
11.7. Significant change in the issuer's financial position	260 of SRD 38 of A.01
12. Material contracts	121-122; 260 of SRD Fiat Auto PR Brokerage Activities PR Intesa stake PR CAAM PR Italian Retail Banking PR's Phoenix Metrolife PR
13. Third party information and statement by experts and declarations of any interest	
13.1. Information by experts	
13.1. Information by third parties	
14. Documents on display	261 of SRD 11 of A.02 129 of A.03 79 of A.04 105 of A.05

Any information not listed in the cross-reference table above but included in the documents incorporated by reference is given for information purposes only.

To the extent that there is any inconsistency between (a) any statement in this Prospectus Supplement no. 6 or any statement incorporated by reference into the Base Prospectus, as supplemented by this Prospectus Supplement no. 6, and (b) any other statement in or incorporated by reference in the Base Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Prospectus Supplement no. 6, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Base Prospectus since the publication of the Prospectus Supplement no. 5.

REGISTERED OFFICE OF THE ISSUER

91-93 boulevard Pasteur
75015 Paris
France

ARRANGER

Merrill Lynch Capital Markets (France) SAS
112 avenue Kléber
75761 Paris Cedex 16
France

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London El4 4BB
United Kingdom

CALYON
9 quai du Président Paul Doumer
92920 Paris La Défense Cedex
France

Citigroup Global Markets Limited
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Dresdner Bank Aktiengesellschaft
Jürgen - Ponto - Platz 1
D-60301 Frankfurt am Main
Germany

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London E14 5LE
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP
United Kingdom

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT

Crédit Agricole S.A.
91-93 boulevard Pasteur
75015 Paris
France

REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y OPA
United Kingdom

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

CACEIS Bank Luxembourg S.A.
5 Allée Scheffer
L-2520 Luxembourg
The Grand Duchy of Luxembourg

STATUTORY AUDITORS

Ernst & Young & Autres
41 rue Ybry
92576 Neuilly-sur-Seine Cedex
France

PricewaterhouseCoopers Audit
63 rue de Villiers
92200 Neuilly-sur-Seine
France

LEGAL ADVISERS

To the Issuer

in respect of English and United States law

Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London EC2V 5EH
United Kingdom

In respect of French law

Cleary Gottlieb Steen & Hamilton LLP
12 rue de Tilsitt
75008 Paris
France

To the Dealers

in respect of English, French and United States law

Linklaters
25 rue de Marignan
75008 Paris
France

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through March 31, 2007

Please see attached.


LCL
LE CRÉDIT LYONNAIS

PRESS RELEASE


RECEIVED

LCL becomes the first bank network to receive France's Gender Equality Label

Paris, 1 March 2007 — Catherine Vautrin, French minister for social integration and equal opportunities, will present the Gender Equality Label to Christian Duvillet, chief executive officer of LCL, on 6 March 2007.

The label is the reward for LCL's efforts and achievements aimed at promoting gender equality in the workplace. Five women sit on LCL's executive management committee, and the company employs around 15,000 women – 59 per cent of its entire workforce.

In recent years, and particularly since executive management and the unions signed the 2003 agreement on gender equality in the workplace, LCL has worked hard to integrate the notion of equality throughout the bank, based on a five-part strategy:

- Set up an equality monitoring group. Created in 2003, the group, which comprises union and management representatives, meets twice a year and uses progress indicators to analyse different initiatives.
- Ensure equal treatment for men and women when recruiting.
- Promote and enhance gender equality in terms of internal mobility and career development.
- Provide access to training for women, paying special attention to people who have interrupted their career, maternity leave for instance.
- Reduce significant discrepancies in average pay at same grades. The 2007 pay agreement contains two innovative features in this regard: a separate additional 300,000 euro envelope of individual measures reserved for women; plus guaranteed pay progression following maternity or adoption leave.

The Equality Label, which was created in 2004 at the initiative of the minister for equal opportunities, is designed to promote workplace equality and a good gender mix in the corporate sector. AFAQ, the certification body, awarded LCL the label in October 2006, following a labelling process and based on the opinion of a commission comprised of representatives from government and from employee and employer organisations.

LCL is the twenty-second French company to have been awarded the label.

<u>About LCL:</u>

LCL joined the Crédit Agricole S.A. group in 2003. Its nationwide retail banking network now focuses on individual, professional and small business customers in France. LCL has 6,000,000 customers, 2,000 branches and 25,000 employees.


INTESA SANPAOLO

CRÉDIT AGRICOLE S.A.

JOINT PRESS RELEASE

Intesa Sanpaolo and Credit Agricole S.A. sign the contract for the sale of Cariparma and FriulAdria

Turin, Milan, Paris, 1st March 2007 – After authorisation from the Bank of Italy, Intesa Sanpaolo S.p.A. and Crédit Agricole S.A. today have signed the contract, effective immediately, relating to the sale of the entire equity stakes held by Intesa Sanpaolo in Cassa di Risparmio di Parma e Piacenza (representing 100% of the share capital, 85% acquired by Crédit Agricole and 15% by Fondazione Cariparma) for a cash consideration of 3.8 billion euro, and in Banca Popolare FriulAdria (representing 76.05% of the share capital) for a cash consideration of 836.5 million euro. Total capital gain will result in approximately 3 billion euro to be recognised in Intesa Sanpaolo's consolidated statement of income for the first quarter of 2007.

A further 202 former Banca Intesa branches will be sold to Crédit Agricole for a cash consideration of 1.3 billion euro. The sale will take place as follows: i) 29 branches will be transferred to Banca Popolare FriulAdria at the end of March, with effect as of 1st April 2007, and the resulting shares immediately sold to Cariparma, which will control Banca Popolare FriulAdria, and ii) the remaining 173 branches will be transferred to Cassa di Risparmio di Parma e Piacenza at the end of June, with effect as of 1st July 2007, and the resulting shares immediately sold, on a proportional basis, to Crédit Agricole and Fondazione Cariparma.

All the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole on 11th October 2006 and the decision of the Italian Competition Authority "AGCM" issued on 20th December 2006.

Crédit Agricole takes action on phishing

Paris, 2 March 2007

Today, Crédit Agricole announced that an e-mail claiming to be from the bank has been widely sent out over the Web since 1 Ma 2007.

It encourages web users who are customers of Crédit Agricole to log on to a false site and give their on-line banking codes.

In response to this attempted phishing sent from servers outside France, targeting the internet customers of Crédit Agricole, the regional banks immediately took the following measures:

information and recommendations on their Website

information through the sales network.

All those concerned at Crédit Agricole, and particularly the technical staff, are taking active measures to counteract this fraud.

Reach all 2007 press re



CRÉDIT AGRICOLE S.A.

Press release

Crédit Agricole S.A. sets up Italian network by gaining control of Cariparma and FriulAdria

Paris, 1 March 2007 — Crédit Agricole S.A. today finalised the acquisition of a 75 per cent interest in Cassa di Risparmio di Parma e Piacenza (Cariparma), further to the agreement signed on 11 October 2006 with Banca Intesa. At the same time, Sacam International, a holding of Crédit Agricole's Regional Banks, completed its acquisition of a 10 per cent stake in Cariparma. As a result, the Crédit Agricole group now owns 85 per cent of Cariparma, with the remaining 15 per cent held by Cariparma Foundation.

Crédit Agricole S.A., Sacam International and Cariparma Foundation also subscribed and paid, pro rata to their respective stakes in Cariparma, the first tranche of the capital increase voted at Cariparma's annual general meeting on 5 February 2007. This increase allowed Cariparma to acquire 76.05 per cent of the shares of Banca Popolare FriulAdria from Intesa Sanpaolo.

To complete this deal, Intesa Sanpaolo is also to sell 29 of its branches to FriulAdria on 1 April 2007 and a further 173 to Cariparma on 1 July 2007.

Commenting on these developments, René Carron, chairman of Crédit Agricole S.A., said: "Acquiring Cariparma and FriulAdria enables us to operate a quality network and expand in Italy. Finalising the deal announced last October is also a decisive step in Crédit Agricole's international expansion".

Georges Pauget, chief executive of Crédit Agricole S.A., commented: "Crédit Agricole S.A. is very pleased to have finalised the acquisition of an italian network. The management of Cariparma and FriulAdria will now be able to fully focus on the development of their branches and the integration of the additional branches ".


CARIPARMA
&PIACENZA

Press release

The new Cariparma Board of Directors met today and appointed the Bank's senior executives

Guido Corradi executive director of Cariparma e Piacenza

Parma, 2 March 2007 – Today, the new Board of Directors of Cariparma met for the first time under the chairmanship of CEO Ariberto Fassati and appointed the new directors and defined their powers and functions.

The Board appointed Guido Corradi executive director (he was previously chief executive officer), Giampiero Maioli chief executive officer (he was previously deputy chief executive officer) and Francis Canterini vice-president (previously the chief financial officer of LCL – Crédit Agricole Group).

"The opportunity offered to Cariparma is of great significance", stated Guido Corradi, executive director of Cariparma e Piacenza, in terms of building a national Bank based on the strong regional identity of the areas in which it operates and drawing on the synergies derived from the innovation and international dimension boasted by a Group like Crédit Agricole. Furthermore, we can rely on Crédit Agricole's in-depth knowledge of our market and its core businesses, ranging from consumer credit to asset management, which will add a competitive advantage to our product offering."



Executive Biographies

Guido Corradi

Guido Corradi, aged 60, holds a post-graduate degree in Economics and Commerce from the University of Turin. He began his professional career in 1972 when he joined regional savings bank Cassa di Risparmio di Torino before moving to Banca Subalpina, where he served in a range of increasingly senior positions in the fields of sales, branch network and general management. In 1986, he joined the new Banco Ambrosiano (subsequently Ambroveneto) and held senior executive positions at the head office and in the Liguria and Piedmont area.
At Intesa since 1998, Guido supervised the integration of Cariparma e Piacenza into the Group, as the head office manager. He was appointed deputy CEO of Cariparma e Piacenza in 1999, before being promoted to CEO of the Bank in 2003.
Currently he is the chairman of PO Vita Assicurazioni SpA and a director of the Parma Chamber of Commerce.

Giampiero Maioli

Giampiero Maioli, aged 50, after completing his studies began his professional career at Credito Emiliano before joining Chemical Bank, where he built up significant experience in Italy and abroad. He joined Cariparma e Piacenza in 1992, first as the head of the Milan area excluding business loans, before taking over the marketing department and afterwards moving to the sales department. In April 2003, he was appointed deputy CEO in charge of loans and sales.
He is a director of Po Vita Assicurazioni SpA, Setefi SpA (Intesa Sanpaolo Group), and Fiere di Parma SpA.

Francis Canterini

Born in 1947, Francis Canterini holds a post-graduate degree in Economics. He began his career as a lecturer at the Economics Department of the University of Algiers. After working for the Agence Française de Développement group, in 1991 he joined Crédit Lyonnais. He successively held the following positions: head of group financing (1991-1993), head of financial communication (1994-1996) and head of subsidiary and affiliate management (1997-2001). He was appointed deputy CFO in 2000, and in 2003 he became CFO and, subsequently, head of finance and risk management. Francis is a member of the executive board of Crédit Lyonnais (LCL) in charge of asset management.



Cariparma e Piacenza: a brief description

As of 1 March 2007, Cariparma e Piacenza has become a new banking institution with a national dimension with its acquisition of a 76 per cent stake in FriulAdria and 202 bank branches from Intesa Sanpaolo, 29 of which will be transferred to FriulAdria on 1 April, and the other 173 to Cariparma by 1 July 2007.

Cariparma's capital is now 75 per cent controlled by Crédit Agricole S.A. — the second-largest European bank and the fifth worldwide with respect to assets — and 10 per cent by Sacam International — representing Crédit Agricole Regional Banks — and 15 per cent by Cariparma Foundation.

The new Cariparma Group will count 665 branches in 9 regions with 6,750 employees and 1,400,000 clients with €25bn in direct deposits and €43bn in indirect funding and €21bn in loans. Cariparma will thus become one of Italy's ten largest banking players in terms of its size and one of the best performers with respect to efficiency indices.

The Bank's tradition of engaging in a dialogue with various stakeholders and boosting social and economic growth in these regions will take on a greater dimension with Cariparma's expansion and with the synergies generated from belonging to a Group of significant worldwide ranking, both in terms of innovative services and products offered to its clients, as well as the development this ensures for all its employees.

The model of a bank providing quality local services will be enhanced by Crédit Agricole's own operational strategy that has steered its growth by relying on the autonomy of its Regional Banks.

At 31 December 2006, Cariparma e Piacenza had total funding of €41.7bn: €13.5bn in direct deposits, up 7.3 per cent, and €28.2bn in indirect funding, up 6.9 per cent, including €10.5bn in assets under management, up 9 per cent Loans stood at €13bn, up 11.2 per cent and net profit increased 41.9 per cent to €203.4m.



Press release

Crédit Agricole takes part in the International Agricultural Show

Paris, 6 March 2007 — Today Crédit Agricole, France's leading bank and insurer for farmers, announces that it is partnering, for the sixth consecutive year, the "Plateau de l'Info" TV service that covers current events in agriculture and the environment for the general public.

As the number-one financial partner to French farmers, Crédit Agricole operates along side them to support them in their profession and plays a key role in developing the agricultural economy.

For the Plateau de l'Info, Crédit Agricole has invited several farmer-clients of its Regional Banks to share their experiences and talk about the banking support they have received.

This partnership is an opportunity to participate in an innovative event with good TV, press and radio coverage devoted to contemporary farming issues. With its site for agriculture professionals, www.pleinchamp.com*, Crédit Agricole has created an interactive link between farmers and Plateau de l'Info guests.

Farmers can use www.pleinchamp.com to ask Plateau de l'Info participants questions and participate from home in surveys on subjects debated at the show. Information from these questions and surveys is presented by the speaker at each debate and answers are posted on www.pleinchamp.com.

Crédit Agricole is pleased to participate in this major event at the International Agricultural Show and thus demonstrate its commitment to the farming world.

*Created by Crédit Agricole in 2001, www.pleinchamp.com is visited by over 150,000 people every month (2006 average). With a continuous increase in hits, it has confirmed its status as the farming world's preferred website. www.pleinchamp.com currently brings together nearly 600 national and local partners that provide information and expertise daily. The site also features unique expert services for local weather, major crops, livestock, pigs and wines. These services are widely appreciated by websurfing farmers in the day-to-day management of their farms.



Paris, 7 March 2007

Very strong earnings growth

Full year 2006

• Gross operating income	€5,832 million (+28.8%)
• Net income (Group share)	€4,920 million (+26.4%)
• Cost/income ratio	64.0% (-2.9 points)
• ROE	17.0% (+1.2 point)
• Net earnings per share	€3.29* (+24.8%)
• Proposed dividend	€1.15 per share (+24.3%)*

Fourth-quarter 2006 results

(Change 4th quarter 2006/ 4th quarter 2005)

•Gross operating income	€1,362 million (+12.7%)
• Net income (Group share)	€1,105 million (+9.8%)

*adjusted figures linked to January 2007 capital increase

Crédit Agricole S.A.'s board of directors, chaired by René Carron, met on 6 March 2007 to approve the results for the fourth quarter of 2006 and the 2006 financial year.

Full-year net income (Group share) was €4,920 million, up 26.4% on 2005. The operating environment was broadly positive, leading to strong growth in all of the Group's business lines. The Group also became much more operationally effective, with gross operating income rising by 28.8% and the cost/income ratio improving further, by almost 3 points. Return on equity rose significantly, from 15.8% in 2005 to 17.0% in 2006.

In 2006, the Group continued investing, in order to generate solid organic growth: major initiatives were undertaken to support the two French retail banks' commercial programmes. The two banks also started sharing production resources, aimed at enhancing productivity. Specialist business lines enhanced their product ranges: corporate and investment banking continued its development strategy, based on a comprehensive offering, an extensive international network and a progressive and steady investment strategy.

At the same time, sources of growth outside France were strengthened. Expansion outside France accelerated in 2006, with targeted acquisitions in high-potential eurozone countries. These reflected the sector and geographical priorities set out in the Development Plan announced in late 2005. Of the projected €5 billion investment between 2006 and 2008, €4.4 billion was spent in 2006 on:

- the purchase of a 72% stake in Greece's Emporiki Bank S.A. via a public offer, representing a major step forward in the Group's international development,
- the creation of FAFS, a 50/50 joint venture with the Fiat group in consumer credit,
- the move to take majority control of Espirito Santo Financial Group's life and property/casualty bancassurance subsidiaries and to increase its stake in Banco Espirito Santo in Portugal (from 22.5% to 23.8%),
- the acquisition of Index Bank in Ukraine, Meridian Bank in Serbia and Egyptian American Bank in Egypt.

This rapid transformation and international expansion resulted in an improved balance of revenues, with the international business accounting for 42% of the total as opposed to 35% previously. Together with strategic development in Italy that came into effect in early 2007 with the purchase of more than 660 Intesa branches, the Group is well on its way to generating 50% of its net banking income outside France, in line with the aims of the 2006-2008 development plan.

*

* *

At the Annual General Meeting on 23 May 2007, the board of directors will propose a dividend of €1.15 per share. This represents a 24.3% increase on the dividend paid for 2005. Taking into account the new shares created in the capital increase in early 2007, the total dividend payout will increase by almost 35%, leading to a pay-out ratio of more than 38%.

The board of directors has decided to look at proposals for a capital increase reserved for employees, which should take place in the second half of 2007 and raise up to €500 million.

*

* *

After the Board Meeting, chief executive officer Georges Pauget noted "*the quality and momentum of these results*". He added: "*all organic growth drivers are working well. There is renewed commercial activity in all business lines, and innovation is on the increase. The investments we made in 2006 have given us solid new sources of growth, and have bolstered our balanced, diversified and high-potential growth model.*"

René Carron, chairman, commented: "*These excellent results demonstrate the wisdom of the Group's strategic decisions. Crédit Agricole S.A. has rapidly implemented the main aspects of its 2006-2008 development plan. 2006 was a year of expansion, allowing us to achieved most of the plan's targets in its first year.*"

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) came to €4,920 million in 2006, an increase of 26.4% compared with 2005.

This performance, which was achieved in a generally healthy business climate, reflects robust growth in all business lines. The Group also became much more operationally effective, with gross operating income rising by 28.8% and the cost/income ratio improving further, by almost 3 points. Return on equity rose significantly, to 17%.

Very strong growth in **gross operating income** up 28.8% (and 24.2% at constant scope and exchange rates) was due to the following factors:

- Net banking income rose sharply (+18.2%) to €16,187 million. At constant scope and exchange rates, the advance was 13.9%, reflecting strong organic growth, particularly in corporate and investment banking, asset management, private banking and insurance. Growth also benefited from the first impact of the international acquisitions.
- There was tight control of operating expenses against the backdrop of significant expansion and continued investment. Operating expenses totalled €10,355 million, up 13.0% or 8.8% at constant scope and exchange rates.

Consequently, the **cost/income ratio** improved sharply, falling by 3 percentage points to 64.0%.

Risk-related costs remained low, down 4.8% at €612 million, due to the ongoing positive operating environment.

The contribution from equity affiliates rose by 12.1% to €1,671 million. Income from the Regional Banks (€848 million) accounted for more than half of this figure. Other major contributors were Banca Intesa (+11.2%), Al Bank Al Saudi Al Fransi (+32.3%) and Eurazeo (x3).

The tax charge rose by 68.8% to €1,590 million, reflecting a more normal effective tax rate of 30.0%. After tax and minority interests (€399.0 million), **net income (Group share)** was €4,920 million, up 26.4% relative to 2005.
ROE was 17.0%, versus 15.8% in 2005.

Fourth-quarter performance benefited from continuing strong commercial activity, along with the consolidation of Greek subsidiary Emporiki Bank for the full quarter.
Net banking income rose by 14.3% relative to the fourth quarter of 2005, and **gross operating income** was up 12.7%.
Risk-related costs remained very low, falling by 28.3%.
Overall, **net income (Group share)** was €1,105 million, up 9.8% compared with the fourth quarter of 2005.

in € millions	Q4-06	Q4-05	Change Q4/Q4	2006	2005	Change 2006/2005
Net banking income	**4,208**	**3,682**	**+14.3%**	**16,187**	**13,693**	**+18.2%**
Operating expenses	(2,846)	(2,474)	+15.0%	(10,355)	(9,166)	+13.0%
Gross operating income *	**1,362**	**1,208**	**+12.7%**	**5,832**	**4,527**	**+28.8%**
Risk-related costs	(147)	(205)	(28.3%)	(612)	(643)	(4.8%)
Equity affiliates	380	350	+8.6%	1,671	1,490	+12.1%
Net gain (loss) on disposal of other assets	(35)	(4)	n.m.	21	36	(41.7%)
Integration-related costs	-	(47)	n.m.	-	(219)	n.m.
Tax	(343)	(206)	+66.5%	(1,590)	(942)	+68.8%
Net income	**1,214**	**1,096**	**+10.8%**	**5,319**	**4,249**	**+25.2%**
Net income (Group share)	**1,105**	**1,006**	**+9.8%**	**4,920**	**3,891**	**+26.4%**
Cost/income ratio	**67.6%**	**67.2%**	**+ 0.4 pts**	**64.0%**	**66.9%**	**(2.9 pts)**
ROE				**17.0%**	**15.8%**	

FINANCIAL POSITION

Crédit Agricole S.A.'s shareholders' equity (Group share) amounted to €35.1 billion at end-December 2006, up 14.3% compared with €30.7 billion at end-December 2005.

Risk-weighted assets totalled €263.6 billion at end-December 2006, an increase of 7.1% over the year.

RESULTS BY BUSINESS LINE

All of Crédit Agricole S.A.'s business lines saw strong growth in their contribution to net income (Group share), which rose by 20.6%. There was a particularly sharp increase in the contribution from asset management, insurance and private banking, as well as corporate and investment banking.

ROE of all business lines improved significantly to 20.4%.

1. FRENCH RETAIL BANKING

The Regional Banks achieved business growth in all their markets in 2006. They maintained their renewed commercial effort, which began in late 2005, by introducing new products and services as part of Crédit Agricole's new strategic market position.

1.1. FRENCH RETAIL BANKING - REGIONAL BANKS

In 2006, the Regional Banks' contribution to Group income was €848 million, down from €854 million in 2005. After tax on dividends received from the Regional Banks, their contribution to Crédit Agricole S.A.'s consolidated net income was €759 million.
In a highly competitive operating environment, with severe pressure on margins and historically low interest rates, the Regional Banks' performance reflects buoyant business levels, a firm grip on operating expenses and prudent risk control. Operational performance is improving constantly.

On- and off-balance sheet customer deposits increased by 6.1% year-on-year to over €485 billion. This growth was due to a strong showing in bank deposits, with a 44.8% increase in term deposit accounts and a 20.1% rise in savings accounts. However, growth in customer assets was restricted by a net outflow of €5.7 billion (6.6% of the total) from home purchase savings products, which have become less attractive following tax changes. Sight deposits were up 5.1%. Off-balance sheet deposits were boosted by very strong inflows, due in particular to the reinvestment of home purchase savings. Life insurance remained the most popular vehicle (+12.9%).
The Regional Banks' lending business grew strongly. New lending totalled €68.9 billion, an 11% increase on the already high level achieved in 2005. Loan production advanced significantly in all customer segments. Demand remained firm in mortgages (€38.9 billion, up 11.2%) and consumer credit (€5.7 billion, up 8.4%), but also in lending to local authorities (€4.1 billion, up 24.5%), businesses (€8 billion, up 13.9%) and professionals and farmers (€11bn, up 4.2%).
This firm lending activity caused the Regional Banks' gross loans outstanding to rise by 10.7%, beating the 10.2% increase seen in 2005. Outstandings rose by 14.7% in mortgages and 12.8% in business lending, to reach €296.2 billion by end-2006.

Net banking income increased by 5.4% to €12.8 billion (aggregate non-consolidated figures) and by 3.6% excluding dividends and similar income from Crédit Agricole S.A. Excluding the impact of home purchase savings plans, the increase was 1.6%. Net banking income benefited from firm growth in fee and commissions income (up 9.6%), particularly due to sales of insurance products and the development of banking services across a broader customer base.
In a context of stiff competition and amortisation of high margin post loan portfolios, the interest margin remains almost flat, rising by only 0.1% in 2006.

In € millions	Q4-06	Change Q4/Q4	Change Q4/Q3	2006	Change 2006/2005
Net income accounted for at equity (at 25%)	**227**	**+23.2%**	**+10.7%**	**748**	**+4.9%**
Change in share of reserves	(4)	n.m.	n.m.	100	(28.4%)
Contribution of equity affiliates	**223**	**+11.1%**	**+10.5%**	**848**	**(0.6%)**
Tax*	(2)	n.m.	n.m.	(89)	+18.7%
Net income (Group share)	**221**	**+10.1%**	**+9.6%**	**759**	**(2.5%)**

* Tax impact on dividends received from the Regional Banks

Operating expenses were well under control at €6.8 billion (+2.4%). The increase reflects higher staff costs, with 585 permanent staff being added to the workforce, along with increased commercial investment, due in particular to the roll-out of the new branch concept (86 openings in 2006).
Gross operating income grew by 5.2% to €5,237 million. The **cost/income ratio** improved again, falling by 0.7 percentage points to 56.6%.

The 29% rise in risk-related costs to €836 million was mainly due to increased provisions at the Regional Banks, prompted by Basel II methodology.
Nevertheless, risk-related costs remain low, equal to 33 basis points of risk-weighted assets.

The Group's share of the Regional Banks' income was €848 million, down from €854 million in 2005. After tax on dividends received by Crédit Agricole S.A., their contribution to Crédit Agricole S.A.'s consolidated net income was €759 million.
ROE was 17%.

In the fourth quarter of 2006, the Regional Banks generated **gross operating income** of €1,234 million, up 3.7% compared with the fourth quarter of 2005. The **cost/income ratio** was 56.0%.
The contribution to Crédit Agricole S.A.'s **net income (Group share)** was €221 million, an increase of 10.1% compared with the fourth quarter of 2005.

1.2 French retail banking - LCL

The LCL network continued the very strong performance it achieved in 2005, with gross operating income up by more than 14%. Although the operating environment was highly competitive, LCL maintained its commercial impetus with effective TV advertising and innovating promotions. The new LCL brand, which was launched in late August 2005, is now well established, 6 out of 10 people in France recognise it at end-2006. Almost 80,000 new accounts were opened in 2006.

On- and off-balance sheet customer deposits increased by 4.9% to €133.1 billion at end-2006. Within on-balance sheet deposits, savings accounts performed very well (up 14.2%), particularly due to the success of the Livret Cerise account. However, home purchase savings fell by 14.4%, due to changes in tax rules in late 2005. Global deposits are in line with market trends. Private Bank generated 18,000 new contracts in 2006.
Life insurance remained the preferred investment vehicle, with inflows of €5.4 billion and total assets under management of €36.3 billion at end-2006, an increase of 10.8%.

Lending accelerated sharply in 2006, with loans outstanding up 14.4% to €61.6 billion at year-end. This strong performance was due to increased momentum in mortgages, along with much stronger business lending.
Mortgage loans outstanding jumped by 18.7% to €35.4 billion, with new loan production hitting a record €13 billion. **Professional loans outstanding** rose by 10%, due to a 23% rise in production, driven in particular by independent professionals.
Business lending takes advantage of its dedicated network's drive. Production was up 28.6%, and growth in loans outstanding accelerated from 4.3% in 2005 to 14.5% in 2006.

In € millions	Q4-06	Change Q4/Q4	Change Q4/Q3	2006	Change 2006/2005
Net banking income	**914**	**+0 0.5%**	**+4.1%**	**3,652**	**+4.3%**
Operating expenses	(637)	+0.4%	+4.1%	(2,495)	+0.3 %
Gross operating income	**277**	**+0.6%**	**+4.1%**	**1,157**	**+14.1%**
Risk-related costs	(41)	(31.5%)	+6.7%	(151)	0.5%
Pre-tax income	**236**	**+9.6%**	**+3.6%**	**1,006**	**+16.5%**
Net income (Group share)	**160**	**+9.4%**	**+3.9%**	**680**	**+15.2%**
Cost/income ratio	**69.7%**	**0.0 pts**	**0.0 pts**	**68.3%**	**(2.7 pts)**
Allocated capital (€bn)				**2.7**	
ROE				**25.9%**	

The LCL strong commercial momentum resulted in a 4.3% rise in **net banking income** to €3,652 million. Excluding the impact of provisions for home purchase savings plans and non-recurring items in 2005, net banking income was up 1.7%.
Operating expenses were near-flat at €2,495 million (+0.3%). The cost of IT and commercial initiatives was offset by ongoing improvements in operating processes.

As a result of this excellent cost control, the **cost/income ratio** fell by a further 2.7 points, from 71.0% to 68.3%.

Risk-related costs remained low, at 33 basis points of risk-weighted assets, down from 37 basis points in 2005.

Net income (Group share) came to €680 million, an increase of 15.2% compared with 2005, giving a ROE of 25.9%.

In the fourth quarter of 2006, net banking income rose by 0.5% year-on-year. Operating expenses were again under control, rising by just 0.4% compared with the fourth quarter of 2005, despite significant marketing expenditure. **Net income (Group share)** was €160 million, an increase of 9.4% compared with the fourth quarter of 2005.

2. INTERNATIONAL RETAIL BANKING

In 2006, the international retail banking business line stepped up its acquisition activity, in line with the 2006-2008 development plan. Operations were strengthened significantly in Europe, particularly the Mediterranean basin.
Two major investments in the eurozone transformed the Group's positions in Greece and Italy, turning them from minority stakes into controlled subsidiaries. In August, the Group acquired Emporiki Bank S.A. in Greece. Then, the announcement in late 2006 and the realisation in early 2007, it acquired Cariparma, FriulAdria and 202 Banca Intesa branches, forming a network of 663 branches in Italy.
It also continued to acquire small units in countries seeing rapid growth in the adoption of banking services, i.e. Egypt, Ukraine and Serbia.

As a result of these investments, gross operating income in the international retail banking business line rose almost fourfold, from €50 million in 2005 to €199 million in 2006. **Net banking income** was up by a factor of 2.6 to €824 million, while **operating expenses** increased by a factor of 2.3 to €625 million.

Although Emporiki's contribution was limited to around four and a half months, it was the main contributor to **gross operating income** (€121 million). Crédit Agricole Egypt generated **gross operating income** of €28 million. This includes six months of EAB operating alone, and four months following its combination with Calyon Egypt. Meridian Bank's **gross operating income** was €7 million.

Risk-related costs totalled €73 million, including the impact of acquisitions and adjustments to Group standards.

International retail banking's contribution to the Group's net income consisted primarily of **income from equity affiliates**, which rose by 15.4% to €522 million. Banca Intesa remained the main contributor in 2006, with estimated income (based on December 2006 consensus estimates) of €419 million, up 11.2% relative to the 2005 figure of €377 million. Income from other equity affiliates rose by 36.5%, with an improved contribution from Banco Espirito Santo, Crédit Agricole Belgique and Banco del Desarrollo.
The €76 million **tax** takes into account a one-off expense of €54 million, due to new tax rules in Greece.

Overall, the business line generated **net income (Group share)** of €530 million, an increase of 20.6% compared with 2005, giving a ROE of 15.4%.

In € millions	Q4-06	Change Q4/Q4	Change Q4/Q3	2006	Change 2006/2005*
Net banking income	**367**	**x 4.1**	**+55.9%**	**824**	**x2.6**
Operating expenses	(267)	x 3.7	+47.5%	(625)	x2.3
Gross operating income *	**100**	**x 5.4**	**+84.0%**	**199**	**x 3.9**
Risk-related costs	(19)	(0.5%)	(39.8%)	(73)	x 2.2
Equity affiliates	120	+12.0%	(15.1%)	522	+15.4%
Net gain (loss) on disposal of other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income	**201**	**+88.8%**	**22.7%**	**648**	**+38.0%**
Net income (Group share)	**120**	**+26.3%**	**(18.5%)**	**530**	**+20.6%**
Cost/income ratio	**72.7%**	**(6.6 pts)**	**(4.2 pts)**	**75.8%**	**(8.3 pts)**
Allocated capital (€bn)				**3.8**	
ROE				**15.4%**	

* In 2005, before integration-related costs

In the fourth quarter of 2006, net banking income came to €367 million, up by a factor of 4.1 compared with the year-earlier period, while gross operating income was up by a factor of 5.4, as a result of acquisitions.

3. SPECIALISED FINANCIAL SERVICES

2006 was a year of development and expansion in Specialised Financial Services. All three activities – consumer credit, leasing and factoring – showed innovation and an aggressive commercial approach, strengthening leading positions both in France and abroad. The acquisition of a 50% stake in Fiat Auto Financial Services (FAFS) at the end of the year represents a major step forward, broadening the Group's presence in consumer credit to 19 European countries.

There was further steady growth in business levels and income in 2006.

Consumer credit scored a number of successes in 2006: Sofinco's new corporate image was launched, 200,000 customers applied for Sofinco's new bank card, the Crédit Lift business was adapted for near-prime customers at the end of the year, and the ReceiveAndPay service rounded out the e-commerce offering. Finaref also made two major innovations, introducing electronic signatures in France and launching the first contactless revolving credit card in Denmark, in partnership with a retailer.
Annual growth of consumer credit book rose by 8.2% to more than €25 billion, with 43% coming from outside France.
This international development is taking place through strong organic growth, efforts to strengthen international partnerships and expansion into new territories.

At end-December 2006, the **consumer credit book** amounted to over €49.5 billion, an increase of 33.4% compared with 2005. Excluding the integration of FAFS (which boosted the consumer credit book by €8.9 billion), growth was still strong at 11%.
Outside France, consumer credit outstandings totalled €24.4 billion at year-end, accounting for almost 50% of the total as opposed to less than 29% two years ago. International growth continued to be driven by Italy (+26%), Portugal (+57%), Greece (+116%) and Morocco (+25%).
In France, co-operation with the Regional Banks is developing rapidly, particularly with the TEMA product.

In leasing, Crédit Agricole Leasing and EFL consolidated their market presence in 2006, with total production up 3.5% at €4.4 billion. Despite stiff competition and a lack of major operations in the French market, Crédit Agricole Leasing achieved firm production in the financing of sustainable development and the public sector (+17%). EFL growth rose by 32%.

The factoring business continued to perform well, with factored receivables up 13.7% to €35 billion in a very competitive market. Growth was even stronger outside France, at 26.1%. International subsidiaries generated 36% of the Group's factoring revenues in 2006, as opposed to less than 30% two years previously. Germany remained the principal contributor, accounting for 56% of the international business following a 39% rise in revenues in 2006. In France, revenues rose by 7.9%.

In € millions	Q4-06	Change Q4/Q4	Change Q4/Q3	2006	Change 2006/2005
Net banking income	**682**	**+2.0%**	**+5.6%**	**2,637**	**+6.9%**
Operating expenses	(366)	+7.0%	+7.9%	(1,389)	+7.6%
Gross operating income *	**316**	**(3.2%)**	**+3.0%**	**1,248**	**+6.2%**
Risk-related costs	(102)	(14.2%)	(3.7%)	(421)	+5.9%
Operating income *	**214**	**+3.0%**	**+6.5%**	**827**	**+6.4%**
Equity affiliates	1	n.m.	n.m.	7	n.m.
Net gain (loss) on disposal of other assets	(64)	n.m.	n.m.	(59)	(28.4%)
Pre-tax income	**151**	**(26.4%)**	**(27.0%)**	**774**	**+14.8%**
Net income (Group share)	**73**	**(44.1%)**	**(44.2%)**	**463**	**+15.3%**
Cost/income ratio*	**53.6%**	**+ 2.5 pts**	**+1.2 pts**	**52.7%**	**+ 0.3 pts**
Allocated capital (€bn)				**2.5**	
ROE				**22.3%**	

* In 2005, before integration-related costs

In 2006, **net banking income** for the division as a whole increased by 6.9% to €2,637 million. The 7.6% rise in operating expenses was due to international business development and acquisitions. **Gross operating income** rose by 6.2% to €1,248 million. The cost/income ratio was kept below 53%.
Risk-related costs remained low at €421 million. The 5.9% rise in risk-related costs resulted from business development, particularly outside France.
After impairment charges on Crédit Agricole Leasing goodwill, **net income (Group share)** was €463 million, an increase of 15.3%.
Return on equity was 22.3%.

In the fourth quarter of 2006, net income (Group share) rose by 3.0% year-on-year to €214 million.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management, insurance and private banking delivered significant improvement in commercial performance and income. Net new money (excluding double-counting) was very strong at €637 million, up 13.2%. **Net income (Group share)** rose by 27.9% to €1,566 million.

- **Asset management** achieved further international expansion and robust business levels in France. The Group won a number of awards for its asset management products and investment quality, including the Atout Vivactions special jury prize and the institutional innovation award for CAAM Volatilité Actions. In addition, Crédit Agricole won the Corbeille d'Or 2006 award, with LCL in third place.
- **In the securities business,** CACEIS had considerable commercial success and generated strong earnings in its first full year of existence.
- **Private banking** enjoyed firm organic growth in 2006, benefiting from its reorganisation both in France and abroad.
- **In insurance,** there was excellent commercial performance across all product ranges and all distribution networks. In addition, the Group acquired majority stakes in Portuguese insurance.

In Asset Management, AuM exceeded €551 billion at end-2006, an increase of 12.2%. Excluding CAAM Sgr in Italy, assets under management totalled €490.4 billion, up 15.7%. At constant scope and valuation methods, AuM rose by 15.1%, or by €66.5 billion. Net new money was very strong in 2006, amounting to €46 billion excluding Italy.
Expansion outside France continued, and international subsidiaries accounted for 43% of net new money. CAAM has become Spain's leading foreign asset management company.

In Asia, CAAM already operates in Japan, Hong Kong, South Korea and Singapore, and intends to move into China through an asset management joint venture with Agricultural Bank of China (subject to approval by the authorities). In the Pacific zone, CAAM is building its presence in Australia and New Zealand, and opened a sales and representative office in Sydney in late January 2007.

In institutional financial services, CACEIS achieved strong growth in 2006. Assets under custody totalled €1,787 billion at year-end, representing an increase of 16% or €240 billion. Assets under administration amounted to €860 billion, up 15%.

In **private banking,** assets under management totalled €88 billion at the end of 2006. This represents an increase of 10.5% or €8.4 billion, resulting mainly from a sharp increase in net new money (€6.1 billion). In France, the successful partnership between BGPI and the Regional Banks has led to a broader product range and more innovative services.
Outside France, the Group has adopted a single brand (Crédit Agricole Private Bank), and geographical coverage improved in 2006 through the creation of new units in high-growth regions such as the Middle East, Latin America and Asia. Aggressive commercial efforts boosted sales of high-value-added products (structured products, alternative investments and private equity), a strong growth in assets, while operating margins held steady.

The life insurance business saw very strong business levels in a highly buoyant market. This robust performance strengthened its position as France's second-largest life insurer. Total premium income at Predica, Finaref Vie and BES Vida (excluding policy renewals and Fourgous transfers) was €24.6 billion. Business levels were partly supported by transfers from home purchase savings plans, which suffered from outflows following changes to tax rules in late 2005.

In 2006, Predica repositioned its product range, with the focus on multi-investment policies. This resulted in strong growth in unit-linked premium income (up 82.7%). The proportion of savings inflows relating to unit-linked policies rose from 13% in 2005 to 19% in 2006. Non-unit-linked policies worth more than €1.4 billion were converted into multi-investment policies (as authorised by the Fourgous amendment). As a result, unit-linked policies accounted for more than 30% of all life insurance assets under management.

In property/casualty insurance, the Group generated extremely strong growth in a mature market, and maintained its position as France's second-largest property/casualty bancassurance player. Premium income increased by 22.4% compared with 2005. 1.272 million new policies were written and Pacifica's total portfolio increased by 13.5% year-on-year to over 5.3 million policies. In 2006, Pacifica dealt with its 3 millionth claim since its creation. Finaref sold nearly 1.261 million new policies, 32% more than in 2005.

In € millions	Q4-06	Change Q4/Q4	Change Q4/Q3	2006	Change 2006/2005
Net banking income	**1,086**	**+10.0%**	**+22.6%**	**3,873**	**+16.2%**
Operating expenses	(467)	+7.5%	+18.1%	(1,680)	+14.7%
Gross operating income *	**620**	**+12.0%**	**+26.2%**	**2,192**	**+17.4%**
Risk-related costs	(1)	n.m.	n.m.	(7)	n.m.
Equity affiliates	4	n.m.	n.m.	46	+63.2%
Net gain (loss) on disposal of other assets	24	n.m.	n.m.	21	n.m.
Pre-tax income	**646**	**+14.8%**	**+32.4%**	**2,252**	**+20.0%**
Net income (Group share)	**485**	**+34.6%**	**+47.2%**	**1,566**	**+27.9%**
Cost/income ratio*	**42.9%**	**(1.0 pts)**	**(1.6 pts)**	**43.5%**	**(0.4 pts)**
Allocated capital (€bn)				**7.2**	
ROE				**21.7%**	

* In 2005, before integration-related costs

** Excluding the CAAM transaction in Italy

In 2006, net banking income grew very strongly, by 16.2% (11.7% at constant scope) to €3,873 million. **Operating expenses** rose by 14.7% to €1,680 million, although the increase was only 9.6% at constant scope. **Gross operating income** rose by 17.4% to €2,192 million. At constant scope, the increase was 13.3%. The cost/income ratio fell to 43.5%. **Income from equity affiliates** rose by 63.2% from €28 million in 2005 to €46 million in 2006. This was mainly due to the contribution of the Portuguese insurance subsidiaries.
The **net income (Group share)** rose €1,566 million, up 27,9% giving a ROE of 21.7%.

Business levels in the fourth quarter remained robust in all segments. **Net banking income** increased by 10.0% compared with the fourth quarter of 2005 to €1,086 million. Despite this strong revenue growth, **operating expenses** were contained. This led to growth of 12.0% in **gross operating income** and an improvement in the cost/income ratio to 42.9%. **Net income (Group share)** came to €485 million, up 34.6% compared with the fourth quarter of 2005.

5. CORPORATE AND INVESTMENT BANKING

In corporate and investment banking, **a number of advances** were achieved in the various business segments in 2006, confirming the Group's leading positions. The corporate and investment banking business line is world number one in project financing, as well as ranking fourth in export financing and fifth in structured commodity financing. As regards French securities brokerage in Europe and Asian equities brokerage, Calyon's subsidiaries rank number one in Europe and number two worldwide for SRI research and rank second in the Asian brokerage sector.

In 2006, all segments strengthened their positions, and Calyon was one of Europe's leading corporate and investment banking players, with sharply improved performance relative to 2005. **Net banking income** was up 22.4%, **gross operating income** up 30.0% and **net income (Group share)** up 32.2%.

Corporate and investment banking generated strong revenues in 2006, and achieved a sharp improvement in operational efficiency and profitability. These results support the Group's profitable growth objectives for this business line.

Revenues increased strongly (by 22.4% or 23.5% at constant exchange rates) to €5,456 million. The business mix continued to improve, in line with the Group's business development plan. Customer revenues accounted for 83% of the total, and the business portfolio remained well balanced. Capital markets and investment banking revenues made up 60.9% of the business line's net banking income, having grown at a CAGR of 27% since 2004.

Operating expenses rose by 18% to €3,321 million. This includes a 10.6% increase in fixed costs, which is modest given business levels and investment efforts during the year. In particular, the workforce grew by 3.8% with the addition of 400 staff, mainly in brokerage and capital markets front-office activities. Efforts to enhance IT systems in capital markets, brokerage and international networks were maintained.

Gross operating income came in up 30% at €2,135 million, while the cost/income ratio fell by 2.2 points to 60.9%. Income from equity affiliates rose by 32.5% to €160 million, driven by brokerage earnings at Banque Al Saudi Al Fransi.

In € millions	Q4-06	Change Q4/ Q4	Change Q4/ Q3	2006	Change 2006/2005
Net banking income	**1,324**	**+10.6%**	**+6.6%**	**5,456**	**+22.4%**
Operating expenses	(869)	+14.3%	+12.9%	(3,321)	+18.0%
Gross operating income *	**455**	**+4.2%**	**(3.8%)**	**2,135**	**+30.0%**
Risk-related costs	20	n.m.	n.m.	10	n.m.
Equity affiliates	28	(17.3%)	(29.7%)	159	+32.5%
Net gain (loss) on disposal of other assets	(4)	+33.3%	n.m.	(5)	n.m.
Pre-tax income	**499**	**+16.1%**	**(4.3%)**	**2,299**	**+35.5%**
Net income (Group share)	**353**	**+9.6%**	**(7.3%)**	**1,657**	**+32.2%**
Cost/income ratio	**65.6%**	**+ 2.1 pts**	**+ 3.7 pts**	**60.9%**	**(2.2 pts)**
Allocated capital (€bn)				**8.3**	
ROE				**20.9%**	

*Before integration-related costs in 2005

Net income (Group share) was €1,657 million, up 32.2%. ROE was 20.9%.

Financing activities

In € millions	Q4-06	Change Q4/Q4	Change Q4/ Q3	2006	Change 2006/2005
Net banking income	**516**	**+6.3%**	**(3.2%)**	**2,135**	**+14.0%**
Operating expenses	(229)	+13.3%	+3.9%	(875)	+7.3%
Excluding regulatory changes affecting employee benefit liabilities		+7.9%	(0.9%)		
Gross operating income *	**287**	**+1.3%**	**(8.3%)**	**1,260**	**+19.2%**
Excluding regulatory changes affecting employee benefit liabilities		+5.3%	(4.8%)		
Risk-related costs	20	n.m.	n.m.	10	n.m.
Equity affiliates	28	(19.7%)	(27.9%)	159	+31.6%
Net gain (loss) on disposal of other assets	(5)	(28.6%)	n.m.	(5)	(16.7%)
Pre-tax income	**330**	**+14.4%**	(8.0%)	**1,424**	**+23.5%**
Tax	(82)	+37.2%	(5.0%)	(342)	+39.1%
Net income (Group share)	**232**	**+4.5%**	**(13.2%)**	**1,043**	**+21.0%**
Cost/income ratio	**44.5%**	**(2.9 pts)**	**(+ 3.2 pts)**	**41.0%**	**(2.5 pts)**
ROE				**18.6%**	

*In 2005, before integration-related costs

** At constant exchange rates

In financing activities, the operating environment was positive overall, although there was constant pressure on margins. The return on risk-weighted assets remained firm due to increased business levels and faster portfolio turnover through active balance-sheet management. Operational and financial performance improved further in 2006.

Net banking income rose 14% to €2,135 million. Financing activities have leading global positions: the structured financing business benefited from very strong commercial momentum, particularly in leveraged financing, real estate financing and international trade financing. The syndication business consolidated its top-10 position, arranging an increasing number of large deals. Commercial banking focused its development on international markets.

Operating expenses remained under tight control, rising by 7.3% in 2006. **Gross operating income** came in up 19.2% at €1,260 million, while the **cost/income ratio** fell by 2.5 points to the very low level of 41%. Continuing favourable credit risk conditions resulted in a net reversal of provisions totalling €10 million.

Net income (Group share) rose by 21% to €1,043 million. After-tax ROE was 18.6%, 3 points higher than in 2005.

Capital markets and investment banking

In € millions	Q4-06	Change Q4/Q4	Change Q4/ Q3	2006	Change 2006/2005	Change 2006/2005**
Net banking income	**809**	**+13.6%**	**+13.9%**	**3,321**	**+28.6%**	**+29.7%**
Operating expenses	(640)	+14.7%	+16.5%	(2,446)	+22.4%	+23.2%
Excluding regulatory changes affecting employee benefit liabilities		+10.8%	+12.6%			+51.6%
Gross operating income*	**169**	**+9.5%**	**+5.0%**	**875**	**+49.5%**	
Excluding regulatory changes affecting employee benefit liabilities		+24.0%	+18.6%			
Risk-related costs	-	n.m.	n.m.	-	n.m.	
Equity affiliates	-	n.m.	n.m	1	n.m.	
Net gain (loss) on disposal of other assets	1	(75.0%)	(66.7%)	-	n.m.	
Pre-tax income	**170**	**+19.4%**	**+3.7%**	**876**	**+61.0%**	
Tax	(45)	+17.9%	+3.2%	(234)	+76.2%	
Net income (Group share)	**121**	**+20.8%**	**+6.8%**	**613**	**+56.9%**	
Cost/income ratio	**79.1%**	**+ 1 pts**	**+ 2 pts**	**73.7%**	**(3.7 pts)**	
ROE				**26.4%**		

*In 2005, before integration-related costs
** At constant exchange rates

In 2006, capital markets and investment banking generated **net banking income** of €3,321 million, an increase of 28.6%. In line with the intended changes to Calyon's business mix, this segment's contribution to total corporate and investment banking revenues is increasing steadily, and was 60.9% in 2006.

In **capital markets**, there was excellent performance in interest-rate derivatives, strong growth in credit derivatives and collateralised debt obligations (CDOs) and further steady growth in equity derivatives, in line with the 2006-2008 development Plan.

2006 was a record year in **brokerage**, for both CA Cheuvreux and CLSA's equities business and Calyon Financial's listed derivatives business. These activities, which are not equity-intensive, provide excellent rates of return, revenues rose by 33% to record levels in 2006.

The **investment banking** segment completed some major deals, particularly in Europe, as well as strengthening its network by extending it further outside France.

Operating expenses increased by 22.4% to €2,446 million. In addition to higher variable remuneration arising from strong business levels, this rise was due to significant investment aimed at enhancing capital markets IT systems and bolstering the workforce in all capital markets and investment banking activities.

Gross operating income increased by 49.5% to €875 million, while the cost/income ratio fell by nearly 4 percentage points to 73.7%.

Net income (Group share) came in at €613 million, a 56.9% increase on the 2005 figure. ROE stood at 26.4%.

6. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The contribution from proprietary asset management and other activities to **net income (Group share)** improved from -€795 million in 2005 to -€733 million in 2006.
Most of the improvement came from **Private equity**, where net banking income rose by 80.7%, from €91 million in 2005 to €165 million in 2006. This reflects firm business levels in all three segments: private equity, equity and long-term financing and corporate finance.

Operating expenses were flat, and so **gross operating income** rose by 114% to €139 million. Similarly, the contribution to net income (Group share) jumped from €59 million in 2005 to €126 million in 2006.

Excluding the Private equity business, there was an increase in financial management revenues related to home purchase savings and investment portfolios. However, financing costs rose by €148 million as a result of Crédit Agricole S.A.'s acquisitions, and there was a fall in income from ALM activities.

Income from **equity affiliates** rose by €58 million, due to a sharp rise at listed equity interest Eurazeo.

In € millions	Q4-06	Change Q4/Q4	Change Q4/Q3	2006
Net banking income	**(166)**	**(2.9%)**	**x 2.2**	**(255)**
Operating expenses	(241)	+3.7%	+7.7%	(844)
Gross operating income*	**(407)**	**+0.9%**	**+35.9%**	**(1,099)**
Risk-related costs	(2)	n.m.	n.m.	30
Equity affiliates	3	n.m.	(74.4%)	89
Net gain (loss) on disposal of other assets	9	n.m.	n.m.	62
Pre-tax income	**(397)**	**(5.3%)**	**+39.8%**	**(915)**
Net income (Group share)	**(307)**	**+23.3%**	**+53.1%**	**(733)**

*Before integration-related costs

CRÉDIT AGRICOLE CONSOLIDATED RESULTS

In 2006, the Crédit Agricole Group generated **net income (Group share)** of €7,154 million, an increase of 19.6% compared with 2005.
This growth was driven mainly by strong commercial momentum in all business lines. This led to a 12.4% rise in **net banking income,** while **operating expenses** increased by only 8.9%. As a result, **gross operating income** grew by 18.2% to €11,342 million in 2006. Risk-related costs increased by 17.6%. **Income from equity affiliates** was up 29.1%.

Total shareholders' equity (*Group share*) was €58.7billion at end-December 2006. The solvency ratio was 10.0%, with a Tier I ratio of 7.8%.

Crédit Agricole Group financial statements

€m	2006	2005	Δ2006/2005
Net banking income	**29,156**	**25,949**	**+12.4%**
Operating expenses	(17,814)	(16,361)	+8.9%
Gross operating income	**11,342**	**9,588**	**+18.2%**
Risk-related costs	(1,481)	(1,260)	+17.6%
Equity affiliates	812	629	+29.1%
Net income on other assets	3	40	(92.5%)
Integration-related costs		(219)	nm
Tax	(3,156)	(2,465)	+28.0%
Net income	**7,517**	**6,313**	**+19.1%**
Net income - Group share	**7,154**	**5,983**	**+19.6%**

***

Presentation available on the website: www.credit-agricole-sa.fr


Groupama


Emporiki Bank


CRÉDIT AGRICOLE S.A.

Press release

Final agreement on the sale of Phoenix Metrolife

Paris, Athens 8 March 2007 - Pursuant to the requirement of decision number 3/347/12.7.2005 of the Hellenic Capital Market Commission, Emporiki Bank of Greece S.A. announces the following:

Further to the announcement of 16 February 2007, the companies Groupama International, Emporiki Bank of Greece S.A. and Credit Agricole S.A. have signed an agreement regarding the sale (by Emporiki Bank of Greece S.A and Credit Agricole S.A.) of the entire share capital of Phoenix Metrolife Emporiki Hellenic Insurance Company S.A. to Groupama International, in total consideration of €95 mn., as to be determined further to adjustments which are usual for such transactions.

The sale is subject to, among other things, the approval of the transaction by the relevant regulatory authorities, which is expected to take place later in 2007.

* * *

About Groupama
Groupama's long-standing strategy focuses on profitable long-term growth.

Since it was founded at the end of the 19th Century to serve the agricultural community, Groupama has been a steadfast partner throughout all the social and economic changes of the past hundred years. The Company reported revenue of €14.2 billion in 2006. With some 11 million clients and over 30,000 employees, Groupama has operations in nine countries, mainly in Europe.

In France, the Company has a deep local presence through its diversified distribution networks, allowing it to offer members and clients ranging from individuals and the self-employed to institutions and corporates solutions the combine insurance, services and banking products.

Internationally, Groupama intends to expand by leveraging its expertise and best practices to take up opportunities in all segments of the insurance market.

The Group has a clear strategic focus and ambition to achieve profitable growth and create value, in order to rank among the top ten European insurers.

About Emporiki bank
Emporiki Bank was established in 1907 and today is one of the largest commercial Greek banks. Crédit Agricole today holds approximately 72% of the Bank's share capital, with the remainder being held by more than 60,000 shareholders.

Emporiki Bank is active in the domestic and foreign capital and money markets, offering a comprehensive range of traditional and modern banking services and products that meet the savings, financing and investment needs of its customers. Emporiki Bank operates 376 branches in Greece, one branch in London, and a subsidiary bank in Cyprus. Emporiki is also developing its activities in the Balkan countries, more specifically in Albania, Bulgaria and Romania, through its subsidiary banks.

The Emporiki Bank group is one of the most dynamic Groups in the financial sector, and offers an extensive range of products and services, such as investment banking and leasing, factoring, insurance, bancassurance, asset management for institutional investors, mutual fund management, securities portfolio management, real estate development and management, and consumer credit. The Emporiki Bank Group employs approximately 7,500 persons.

About Crédit Agricole S.A.
Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.


Eurofactor
GROUPE CRÉDIT AGRICOLE

Press release

Jean-Pierre Vauzanges is appointed Chairman of Eurofactor's Management Board

Issy les Moulineaux, 9 March 2007 — A naval architect by training, Jean Pierre Vauzanges began his career as an engineer with the Chantiers du Nord et de la Méditerranée shipyard. He continued his professional career in computer science and technology, and then in management information technology, holding various sales and then marketing and managerial positions in US and French companies, dealing initially with the aeronautical and defence industries and then the banking and insurance industries.

He joined the AGF Group in 1995 as Deputy Chief Executive Officer of its subsidiary Mondial Assistance France, where he later became Chief Executive Officer and then Chairman. At the same time, he was also Chairman of GTS Téléassistance, another AGF Group services subsidiary.

In 2002, he joined Groupama where he held management positions in two Regional Mutuals, first in Normandy and then in Rhône-Alpes Auvergne. In 2004, he joined the Crédit Agricole Group as Deputy Chief Executive Officer of Pacifica responsible for operations (claims, information systems, organisation – processes and cross-functional projects, and logistics).

Jean-Pierre Vauzanges was born in 1957. He is a graduate of the E.N.S.T.A. naval engineering school, and holds a masters degree in physics and an MBA from INSEAD.

* * *

About Eurofactor

Eurofactor, a subsidiary of Crédit Agricole, is France's leading factoring company and the foremost integrated factoring network in Europe. Eurofactor helps domestic and international companies to grow by providing receivables finance solutions that are tailored to their strategies and business sectors as well as to their size and the type of customers they deal with. In particular, it has developed a Europe-wide service called European Pass®.


SOFINCO
Pour piloter votre budget


CRÉDIT AGRICOLE S.A.


LCL
LE CRÉDIT LYONNAIS

Press release

André Levy-Lang awarded 20th Turgot Prize for the year's best financial economics book "L'Argent, la Finance et le Risque" published by Odile Jacob

2006 Prizewinners

Paris, 9 March 2007 Today, the Turgot Prize grand jury, chaired by Pierre Jars, announced this year's list of prizewinners to a 500-strong audience of financial professionals on 8 March. The twentieth edition of this prestigious prize, sponsored by Crédit Agricole S.A. and its subsidiaries LCL and Sofinco, was awarded to André Lévy-Lang, former chairman of Paribas, for his book "L'Argent, la Finance et le Risque" (Money, Finance and Risk) published by Odile Jacob.

Twentieth anniversary of the prize

The Turgot Prize was established twenty years ago by the alumni association of the Institut de Haute Finance, under the high auspices of the French finance ministry. It is sponsored by a number of official partners, all of whom play a leading role in the worlds of economics, finance, business, academia and the financial press.

The president of the Turgot Prize, Jean-Louis Chambon, said: "The twentieth annual prize was awarded in recognition of the exceptional educational abilities of Paribas' former chairman, combined with his vision of the future direction of finance and risk, underpinned by his unique experience. Passing on knowledge in written form is both a challenge and an absolute necessity in a context where the general level of economic and financial culture is very low – a fact that creates many obstacles in French society".

The jury's Special Prize, awarded for more highly technical topics, went to Alain Fustec and Bernard Marois for their book "Valoriser le Capital Immatériel de l'Entreprise" (Making the Most of a Company's Immaterial Assets), published by Editions d'Organisation. Alain Fustec, who holds a PhD in engineering from ENSA, runs the Goodwill Management consultancy, and Bernard Marois is a professor with the HEC Group.

Distinction

The jury unanimously awarded a joint distinction to:

- Emmanuelle Dubocage and Dorothée Rivaud-Danset for "Le Capital Risque" (Venture Capital) published by La Découverte
- Pierre Battini for "Financer son Entreprise par le Capital Investissement" (Private Equity for Business Financing) published by Maxima

The Cercle des Economistes, represented by Jean-Hervé Lorenzi, was not among the main prizewinners, but received a Special Commendation for the clarity and enlightening insights that it brought to economic debate with its book "Politique Économique de Droite, Politique Économique De Gauche" (Economic Policy Right and Left) published by Perrin.

New chairman for the grand jury

Pierre Jars is standing down after a five-year stint as chairman of the Turgot Prize grand jury. He will be replaced for the twenty-first edition by Michel Bon. Michel Bon, together with Philippe Bouyoux, head of economic policy at the Treasury and Economic Policy General Directorate (DGTPE), and the entire audience paid unanimous tribute to Mr Jars for his work.

Prizegiving ceremony

Patrick Combes, Chairman of Viel et Cie, Jacques Lenormand, a director with Crédit Agricole S.A., and Philippe Dessertine presented the winners with their prestigious prizes, including an original work by the artist Isabelle Bène.


Eurofactor
GROUPE CRÉDIT AGRICOLE

Press release

Eurofactor joins forces with Clientys to offer outsourced account receivable management

Issy-Les-Moulineaux, 12 March 2007 — Today, Eurofactor has just signed a partnership with Clientys to expand and bolster management of its receivables services. The alliance comprises both industrial and capital ties.

Clientys was set up in 2000 and is successfully expanding its operational know-how in outsourced accounts receivable management. This service reduces processing costs, accelerates cash collection and strengthens customer relations.

Its ClientGerance© service is the first fully integrated solution for management of the entire customer cycle: sales administration, invoicing, payment, reminders, risk follow-up and accounts receivable.

This partnership reflects Eurofactor's desire to expand into services, whether combined with a loan or not. Clientys will benefit from the commercial, industrial and geographic clout of the Crédit Agricole Group.

Eurofactor is now the majority shareholder of Clientys, but its three founders continue to manage the company.

About Clientys

This innovative SME posts annual growth of 50 per cent, generating turnover of close to €3 millions in 2006. It employs 43 people combining expertise in both cash management and back office processing. Its service is unique in France.

About Eurofactor

Eurofactor, a subsidiary of Crédit Agricole, is France's leading factoring company and the foremost integrated factoring network in Europe. Eurofactor helps domestic and international companies to grow by providing receivables finance solutions that are tailored to their strategies and business sectors as well as to their size and the type of customers they deal with. In particular, it has developed a Europe-wide service called European Pass®.


HypoVereinsbank
Member of
UniCredit Group


caceis
INVESTOR SERVICES

Press Release

Munich/Paris, 15th March 2007

HypoVereinsbank and CACEIS agree on strategic partnership in securities services

HypoVereinsbank (HVB) is planning to transfer its securities processing and custodian activities to the French financial services provider CACEIS. Exclusive negotiations began today in Munich. The sale is to be concluded by the end of 2007, subject to proper regulatory approvals.

For HVB, the planned sale would represent another major step towards tangible and sustained cost savings on the operational front. At the same time, the sale would allow HVB to continue to focus on its core competencies.

For CACEIS, this operation is part of its strategy of focused acquisition growth. Germany stands for one of the major European markets for custody and clearing activities.

After the sale, HVB customers will continue to receive securities services in the accustomed quality and scope. They will, in addition, benefit from the size and product breadth of CACEIS.

German operations of CACEIS will be based in Munich and CACEIS intends to rely on the existing HVB teams.

HypoVereinsbank

HypoVereinsbank is one of the largest private banks in Germany with around 26,000 employees, 680 branch offices and over four million customers. It is a member of the UniCredit Group, which is the leading player in the economic area of Italy, Germany, Austria, and central and eastern Europe with over 140,000 employees, 7,000 branches and more than 28 million customers.

HypoVereinsbank consists of the following divisions: Retail, Wealth Management, Corporates & CREF, and Markets & Investment Banking. The bank places particular emphasis on knowledge of the regional markets, as well as on close and intensive customer relationships. HypoVereinsbank combines these areas of focus with the competence and service capabilities of a large, internationally active bank.

CACEIS

CACEIS is a banking group dedicated to depositary and custodial services, fund administration and corporate trust services for institutional and corporate clients. Present in six European countries (France, Luxembourg, Ireland, Belgium, Switzerland and the Netherlands) and with a total of 2,500 employees, CACEIS is one of the world's front-ranking providers of custodial services with €1, 800 billion in assets, and is one of the leading European fund administrator with a total of €860 billion in assets under administration (figures as at 31 December, 2006). CACEIS is equally owned by Crédit Agricole S.A. and Natixis. Natixis, the "investment and project" bank is the jointly owned bank of Group Caisse d'Epargne and Group Banque Populaire, in financing, investment, asset management and services.

Contacts Press

HypoVereinsbank

Markus Block
+ 49 89 378-24644
markus.block@hvb.de

CACEIS

Régine Besnier-Docet
+33 1 57 78 07 07
regine.besnier-docet@caceis.com

Intesa Sanpaolo and Crédit Agricole S.A. sign the contract for the windin(up of the CAAM SGR joint venture

Paris, 19 March 2007

Intesa Sanpaolo S.p.A. and **Crédit Agricole S.A**. today have agreed that CAAM SGR, their joint-venture in the asset manageme activities in Italy, will be unwound with both parties exercising their respective option and the purchase by Intesa Sanpaolo of the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole S.A. in December 20 The repurchase consideration will be of approximately 800 million euro - corresponding to the price of the sale transaction in Dec 2005 net of the amount resulting from the sale to Crédit Agricole S.A. of the mutual funds dedicated to the Cariparma network an real estate funds - less the dividends received in the meantime by the Crédit Agricole Group plus the cost of equity accrued durin period (calculated applying a 9% interest rate on 815.8 million euro, the price of the previous sale transaction). The finalisation of transaction is expected by year-end and is subject to relevant authorisation and the completion of the last branch sale to Crédit Agricole S.A. scheduled on 1st July 2007.

All the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole S on 11th October 2006 and in the joint press release of Intesa Sanpaolo and Crédit Agricole S.A. dated 24th January 2007 and th decision of the Italian Competition Authority "AGCM" issued on 20th December 2006.

Reach all 2007 press re



Press release

Shareholders' meeting approves 2006 financial statements and the payout of a dividend of €2.30 per share

Members of the new board appointed for the 2007-2009 period

Angelo Sette confirmed as chairman

- Net income rose 11.2 per cent to €60.2 million. A €2.30 per share dividend to be paid out
- Members of the new board of directors appointed for the 2007-09 period: eight directors out of fifteen are from regions where the bank is present
- Authorisation of the capital increase aimed at financing the acquisition of 29 Intesa Sanpaolo branches in the Venice region that will be integrated into FriulAdria as of 1 April 2007
- Angelo Sette's appointment as FriulAdria's chairman was confirmed. He commented: "Today, we have presented to our shareholders the best financial statements ever released in the history of our bank and the impressive development project to be implemented with Crédit Agricole and Cariparma. The composition of the new board illustrates the major attention paid to the bank's regional roots"

Pordenone, 17 March 2007 — The Banca Popolare FriulAdria shareholders' meeting today in Pordenone, approved the 2006 financial year statements, presented by Chairman Angelo Sette.

The bank's results at 31 December 2006 show 11.2 per cent growth in net income, up to €60.2 million from €54.1 million in the previous fiscal year. On the basis of such excellent results, the Shareholders' Meeting approved the payout of a dividend of €2.30 per share, up from €2.10 in 2005, i.e. one of the highest recorded in the Italian banking sector.

As the term of office of the board ended with the presentation of 2006 financial statements, the shareholders' meeting subsequently appointed the directors for the 2007-2009 period. Out of fifteen members of the board, eight are residents in the regions in which FriulAdria operates. The following directors were confirmed as members of the FriulAdria board of directors: Angelo Sette, Giovanni Sandrin, Giuseppe Campeis, Roberto Lunelli, Emilio Sgarlata and Antonio Paletti. New board members were appointed: Ariberto Fassati, Guido Corradi, Francis Canterini, Roberto Sgavetta, Jean-Pierre Gaillard, Jean-Yves Barnavon, Michel Mathieu, Jean-Louis Delorme and Luca Marzotto.

Subsequently, Angelo Sette's appointment as chairman of FriulAdria was confirmed anew.

The shareholders' meeting also appointed the bank's new audit committee. Pietro Martini, Aldo Boschi, Giampaolo Scaramelli, Antonio Scardaccio and Alberto Guiotto are appointed incumbent members; Antonio Rosso and Paolo Cudini alternate members.

Additionally, the shareholders' meeting authorised the share capital increase from €101,975,060.00 to €114,582,885.00 (to finance the acquisition of bank branches and excluding the granting of subscription rights) aimed at providing the bank with the necessary funds to acquire the 29 branches located in the provinces of Venice, Padua, Belluno and Rovigo from Intesa Sanpaolo. On 1 April, they will officially be integrated into the FriulAdria network, raising the number of the bank's branches from 151 to 180.

The capital increase is part of the transaction that has given birth to the new Italian banking group controlled by Crédit Agricole and headed by Cariparma, which FriulAdria joined on 1 March 2007. Such a project will enable FriulAdria to expand throughout the provinces of Venice in the next few years and play the role of the leading inter-regional bank for the entire North-East of Italy. This will give the bank a subsequent qualitative leap in terms of size and market share.

The new FriulAdria board of directors will meet for the first time on Friday 23 March 2007 to appoint the CEO and the deputy CEO. At this meeting, moreover, the proposal will be submitted to appoint Ariberto Fassati, the Cariparma chairman since 1 March 2007, as vice-chairman.

"This is a milestone for FriulAdria" said Chairman Sette. *"Today, we have presented to our shareholders the best financial statements ever released by our bank, as well as the major growth project that will result in our bank laying the foundations for a fantastic future, full of opportunities for our shareholders, employees and clients as well as the regions of Friuli Venezia Giulia and Venice. We will expand while fully respecting our identity, our autonomy and our values, and in a manner that will be consistent with the project of drawing upon our strong roots in our region — a distinctive feature of FriulAdria as well as Cariparma and Crédit Agricole".*

"The composition of our new board of directors, reflects the attention paid by our new shareholders to FriulAdria's strong regional roots, since eight directors out of fifteen are residents of regions in which our bank is present: including new directors Luca Marzotto and Roberto Sgavetta. Besides the directors whose mandate was confirmed, Luca Marzotto and Roberto Sgavetta were also appointed.
Basically, this board boasts an extraordinary range of expertise, with high-ranking members such as the heads of Cariparma, as well as two chairmen and chief executive officers of French Crédit Agricole Regional Banks".

"The same sensitivity paid to the regional identity is reflected by the choice of our new audit committee members since not only has the former FriulAdria CEO Antonio Scardaccio joined it, but also the former CEO of Mediocredito Paolo Cudini and the reputed chartered accountant from Parma Alberto Guiotto, who is originally from Pordenone".

Banca Popolare FriulAdria
Institutional and Business Communication
Flavio Mariuzzo
Tel. 0434 233137
Fax 0434 233119
Mobile. 340 0841572
e-mail: flaviomariuzzo@friuladria.it
internet: www.friuladria.it

COMPOSITION OF THE BOARD OF DIRECTORS

Angelo Sette	Chairman (*)	Previously the CEOof Banca Popolare FriulAdria
Ariberto Fassati	Director (*)	Head of Crédit Agricole in Italia –Cariparma Chairman
Guido Corradi	Director (*)	Cariparma, managing director
Francis Canterini	Director (*)	Cariparma, deputy CEO
Roberto Sgavetta	Director	Appointed by Fondazione Cariparma – Engineer – deputy chairman of Coop. Consumatori Nord Est – Has held various other operational positions in various entrepreneurial initiatives
Jean – Pierre Gaillard	Director	Chairman of the Sud Rhône Alpes Regional Bank (Grenoble)
Jean – Yves Barnavon	Director	CEO of the Savoy Regional Bank (Annecy-Le-Vieux)
Michel Mathieu	Director	CEO of the Savoy Midi and Gard Regional Bank (Lattes)
Jean – Louis Delorme	Director	Chairman of the Franche-Comté Regional Bank (Besançon)
Giovanni Sandrin	Director (*)	Lawyer Previously chairman of the Banca Coop. Operaia (consolidated in FriulAdria)
Giuseppe Campeis	Director	Lawyer - Previously a Banca Popolare Udinese director
Roberto Lunelli	Director	Tax consultant - Previously a Banca Popolare Udinese director
Emilio Sgarlata	Director	Entrepreneur – President of the Gorizia Chamber of Commerce – President of the Friuli Venezia Giulia region's Federation of Chambers of Commerce– President of Porto Monfalcone
Antonio Paoletti	Director	Entrepreneur – President of the Trieste Chamber of Commerce
Luca Marzotto	Director	Entrepreneur – Managing director of Industrie Zignago Spa Fossalta di Portogruaro (VE)

(*) *members of the Executive Board*

COMPOSITION OF THE AUDIT COMMITTEE

Pietro Martini	Chairman	Chartered accountant Chairman of Hypo Alpe Adria Bank spa's audit committee Previously COO of Gruppo Zanussi, CEO of Mediocredito del Friuli Venezia Giulia and president of Fondo di Rotazione Iniziative Economiche – Trieste (FRIE)
Aldo Boschi	Incumbent member	Lawyer Previously chairman of Mediocredito del Friuli Venezia Giulia
Giampaolo Scaramelli	Incumbent member	Chartered accountant Previously president of the Institute of Chartered Accountants of Pordenone
Antonio Scardaccio	Incumbent member	Previously CEO of Banca Popolare FriulAdria Previously deputy CEO of Cassa di Risparmio di Viterbo and director of Cassa di Risparmio di Rieti
Alberto Guiotto	Incumbent member	Chartered accountant Vice-president of the Institute of Chartered Accountants of Parma Chairman of the executive board of the Institute of Chartered Accountants of Parma
Antonio Rosso	Alternate member	Lawyer Son of Rosso Sandro, the Chairman in the 1970s of Banca Popolare di Pordenone that is now FriulAdria
Paolo Cudini	Alternate member	Previously CEO of Banca Popolare di Latisana (consolidated in FriulAdria) Previously CEO and director of Mediocredito del Friuli Venezia Giulia



Press release

New appointments at the head of FriulAdria

Ariberto Fassati vice chairman
Virgilio Fenaroli CEO
Giancarlo Magoni deputy CEO

Pordenone, 23 March 2007 — Today, the board of directors of Banca Popolare FriulAdria, met this afternoon in Pordenone under the chairmanship of Angelo Sette and appointed Ariberto Fassati as vice chairman. He has been a member of the FriulAdria board since 17 March 2007 and chairman of Cariparma since 1 March 2007. The board also appointed Virgilio Fenaroli as CEO and Giancarlo Magoni as deputy CEO.

In addition to Angelo Sette and Ariberto Fassati, the following members were appointed to FriulAdria's executive committee: Guido Corradi and Francis Canterini, managing director and deputy CEO of Cariparma respectively, and Giovanni Sandrin, who was confirmed as a member of FriulAdria's board on 17 March 2007.

"With the appointments of the vice chairman and the executive committee, as well as the appointments of the CEO and deputy CEO, we have put the finishing touches to the new management team that will steer the bank in the next few years" said chairman Angelo Sette. "The new and highly qualified members of the board of directors, the audit committee and general management team will enable us to make headway with confidence and optimism on the growth path taken by FriulAdria, along with Cariparma, in the new group controlled by Crédit Agricole. As of 1 April, we will be integrating the branches sold to us by Intesa SanPaolo located in the regions of Venice, Padua, Rovigo and Belluno bringing the number of branches in our operational structure from 151 to 180. On 16 April, we will open a new branch in Muggia, while in May the new Mestre and Padua Corporate Centres as well as the Private Centre of Mestre will begin operations. Additionally, we have already launched initiatives in Rovigo, Verona and Vicenza as part of our regional development plan to enable FriulAdria to fulfil its new mission as the reference bank for north east Italy".

Ariberto Fassati, born in Milan in 1946, holds a post-graduate degree in economics and commerce from the University of Bocconi. He has served in a variety of senior positions within the Crédit Agricole Group before being appointed as deputy CEO at Calyon. In 2005, he was appointed a director at Crédit Agricole S.A., member of the executive committee and Head of Italian operations. He has held various positions in Italian and foreign financial institutions, inter alia: Crédit Foncier de Monaco (director), AXA Assicurazioni (director), Crédit Agricole Suisse (director), Crédit Agricole Luxembourg (vice chairman), Crédit Agricole Asset Management (director), Lafarge/Adriasebina (chairman), CAAM Sgr (chairman), FIAT Auto Financial Services (director).

Virgilio Fenaroli, born in Monza in 1950, will officially take over at the helm of FriulAdria in April. He holds a post-graduate degree in political science from the Università degli Studi di Milano. Virgilio Fenaroli began his career in banking in 1973 when he joined Banca Commerciale Italiana. After being appointed branch manager in 1988, he successively held several senior positions. After becoming a member of the management team in 1999, he steered the integration of Banca Commerciale within the Intesa group, where he headed the Marketing department within the Network division. In July 2003, he was appointed CEO of Cassa di Risparmio di Biella e Vercelli (Intesa group), a position he has held until now.

Giancarlo Magoni, born in Brescia in 1952, after completing his studies began his career in the banking sector at Cariplo. After a brief stay in London, in 1989 he first became director of Sales and Marketing and afterwards deputy CEO of Compagnie Internationale de Banque, which has its head office in Paris, after Cariplo acquired this bank. He returned to Italy in the late 1990s, and was appointed area market manager at Banca Intesa, before subsequently being promoted, in 2001, to director of Sales and Marketing of Cassa di Risparmio di Terni e Narni (Intesa group). In 2003, he took over as head of the Network division at FriulAdria.

About Banca Popolare FriulAdria

Banca Popolare FriulAdria has operated in the regions of Friuli Venezia Giulia and Venice since 1911 seeking to boost economic growth of the local community. At present, the bank plays a decisive role as the strategic partner of local authorities for economic development programmes aimed at promoting the region's entrepreneurial material, with specific attention paid to innovation and operating in external markets.

At 31 December 2006, operating income rose 21.6 per cent on 2005 figures to €128.8 million. Net income grew 11.2 per cent to €60.2 million. The dividend to be paid out for 2006, approved by the shareholders' meeting held on 17 March 2007, was set at €2.3 per share, compared with €2.1 per share for 2005. Gross banking income came in at €12.8 billion, up 7.4 per cent a year earlier. Direct deposits totalled €3,336 million, up 9 per cent year-on-year, while indirect deposits climbed 4.4 per cent to €5,371 million.

The bank's net book value (shareholders' equity plus the income posted for the period), totalled €497.8 million, up €13 million since 1 January 2006. At 31 December 2006, FriulAdria's operational structure counted 151 branches, located in the regions of Friuli Venezia Giulia and Venice, 1,300 employees and 260,000 clients.

Since 1 March 2007, FriulAdria has joined, alongside Cariparma e Piacenza, the new Italian banking group controlled by Crédit Agricole. As part of the regional development plan, FriulAdria will have 180 branches in the regions of Belluno, Gorizia, Padua, Pordenone, Rovigo, Treviso, Trieste, Udine and Venice as of 1 April 2007.


IFC
International
Finance Corporation
World Bank Group


CRÉDIT AGRICOLE S.A.

IFC Partnership with Crédit Agricole Helps Financial Institutions in Africa Build Management Capacity, Increase Efficiency

Paris, March 27, 2007—IFC, the private sector arm of the World Bank Group, today signed a partnership agreement with two consulting firms to provide advisory services and capacity building to financial institutions in Africa.

The partnership with Crédit Agricole Consultants based in France and Environmental Quality International based in Egypt is part of a recently announced $200 million integrated investment and advisory services initiative, the Africa Micro, Small and Medium Enterprises Program. Through the program IFC will boost lending to smaller businesses across Sub-Saharan Africa by investing in and providing capacity building to banks in the region.

IFC is considering investing in 25 banks in 17 countries across Africa in the first round of the program. Each investment will be made with an extensive package of advisory services that aims to raise the capacity of the partner banks to serve smaller enterprises. These services will be provided by IFC-selected consulting companies with expertise in promoting lending to smaller firms.

"Financial institutions in Africa are recognizing that smaller businesses are a market opportunity," said Lars Thunell, head of IFC. "By working with international consulting firms experienced in small and medium enterprise finance, IFC is helping local banks meet the financing needs of smaller businesses."

Crédit Agricole and Environmental Quality International are the first consultants to be contracted under this initiative. The two firms will provide support to Banque Agricole Commerciale du Burkina, the first financial institution in Africa to benefit from the program. The bank, which is one of the leading financial institutions in Burkina Faso, recently signed a $6 million loan with IFC.

The consultants will implement a two year advisory services program for Bank Agricole Commerciale du Burkina, which will focus on helping the bank to increase its coverage, expand its product offerings, especially in the small business segment, and improve overall banking standards and practices, in areas such as credit risk management.

"Crédit Agricole Consultants has a track record of developing SME focused products in emerging markets," said Jean-Luc Perron, Chairman, Crédit Agricole Consultants "We are delighted to extend our partnership with IFC and to lend our considerable banking advisory expertise for the benefit of financial institutions in Africa."

"Our group has more than 20 years experience in supporting microfinance institutions in Africa and the Middle East. We are happy to partner with Crédit Agricole and IFC to


IFC
International
Finance Corporation
World Bank Group


CRÉDIT AGRICOLE S.A.

provide joint support to the first selected financial institution under the IFC Africa MSME program", said Mounir Neamatalla, chairman, Environmental Quality International.

About IFC
IFC, the private sector arm of the World Bank Group, promotes open and competitive markets in developing countries. IFC supports sustainable private sector companies and other partners in generating productive jobs and delivering basic services, so that people have opportunities to escape poverty and improve their lives. Through FY06, IFC Financial Products has committed more than $56 billion in funding for private sector investments and mobilized an additional $25 billion in syndications for 3,531 companies in 140 developing countries. IFC Advisory Services and donor partners have provided more than $1 billion in program support to build small enterprises, to accelerate private participation in infrastructure, to improve the business enabling environment, to increase access to finance, and to strengthen environmental and social sustainability. For more information, please visit www.ifc.org.

About Crédit Agricole
Crédit Agricole Consultants is a subsidiary of Crédit Agricole, the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number five in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries. The group has developed a long standing relationship with IFC. Calyon, one of the group's entities is ranked among the top financial institutions partnering with IFC on its B Loans program. Through its other entities, the group has partnered with IFC in setting up leasing companies in several emerging countries.

About Environmental Quality International
Environmental Quality International is a leading consulting firm based in Cairo, Egypt, specializing in environmental management and design, and providing support and advisory services to small and micro enterprises. Over the past 20 years, the firm has helped to establish and develop over 20 non governmental organizations, micro finance institutions, and banks in the Middle East and Eastern Africa. Environmental Quality International will implement this assignment through its subsidiary, **Quality Finance International**. The latter is a specialised firm that serves microfinance providers across Africa and the Middle East, assisting them to develop and deliver viable and profitable microfinance services. For further information, visit www.qfiegypt.com



Press release

FriulAdria expanding in Venetia, with 29 branches on 1 April

First phase of the plan to expand in Northeast Italy completed successfully
No disruption of service for customers of the 29 new branches

Pordenone, 30 March 2007 — Banca Popolare FriulAdria, the new Italian banking group, is strengthening its presence in Venetia. The 29 branches — in the regions of Venice, Padua, Rovigo and Belluno — will be officially transferred by Intesa SanPaolo to the new Italian banking group controlled by Crédit Agricole and managed by Cariparma on 1 April. FriulAdria, however, will be responsible for all operations in Northeast Italy within the new Group.

FriulAdria is headed by Chairman Angelo Sette, Virgilio Fenaroli (ex Biverbanca), who was recently appointed as Chief Executive Officer, and Giancarlo Magoni, his Deputy Chief Executive Officer. Its network strength has risen from 151 branches to 180, with 115 branches in Friuli Venezia Giulia and 65 in Venetia.

The branch transfer will not affect customer relations or services. In addition, as regards the bank's two hundred or so new employees, all apprenticeship contracts will be converted to open-ended employment contracts as part of a recruitment campaign that will run in parallel to the branch network expansion plan. By the time the campaign is complete in 2010, FriulAdria will have nearly two thousand employees.

Chairman Angelo Sette commented: "This is the first stage of an ambitious growth drive that our bank will pursue in the years ahead. The expansion plan related to the integration of FriulAdria into one of the world's largest banking groups is an opportunity not just for our customers and our region, but also for the workforce. It will allow FriulAdria to offer new, highly specialised banking services without losing its role as a high street bank. Indeed, this role will be enhanced by a unifying organisational model that will allow us to set the standard for banking in our region. The fact that these 29 new branches were integrated smoothly and on schedule confirms the wisdom of Crédit Agricole's decision, which singled out Friuladria as an essential vector with its ability to expand throughout the Northeast Italy". In addition, FriulAdria will seek to integrate the employees of the new branches into its existing operational structure as smoothly and quickly as possible, accommodating the professional skills of each and every individual.

Branches as from 1 April 2007

Belluno region (2)
BELLUNO Castion, BELLUNO Via Vittorio Veneto

Rovigo region (2)
ADRIA, LENDINARA

Venice region (14)
VENEZIA Mestre - Via Pepe, VENEZIA San Marco 1126, VENEZIA Campo San Bartolomeo, VENEZIA Mestre - Via Piave, STRA', VENEZIA Zelarino, MIRANO, CAORLE Via Pineda, VENEZIA Burano, JESOLO Lido, VENEZIA Marghera, VENEZIA Favaro Veneto, SPINEA, VENEZIA Santa Maria Elisabetta

Padua region (11)
PADOVA Riviera Mugnai, CONSELVE, ESTE, PADOVA Via Aspetti, PIOMBINO DESE, PADOVA Via Nazareth, TOMBOLO, LIMENA, CADONEGHE Meianiga, ALBIGNASEGO, PADOVA Via dei Colli

About FriulAdria

Banca Popolare FriulAdria has operated in the regions of Friuli Venezia Giulia and Venice since 1911 seeking to boost economic growth of the local community. At present, the bank plays a decisive role as the strategic partner of local authorities for economic development programmes aimed at promoting the region's entrepreneurial material, with specific attention paid to innovation and operating in external markets.
At 31 December 2006, operating income rose 21.6 per cent on 2005 figures to €128.8 million. Net income grew 11.2 per cent to €60.2 million. The dividend to be paid out for 2006, approved by the shareholders' meeting held on 17 March 2007, was set at €2.3 per share, compared with €2.1 per share for 2005. Gross banking income came in at €12.8 billion, up 7.4 per cent a year earlier. Direct deposits totalled €3,336 million, up 9 per cent year-on-year, while indirect deposits climbed 4.4 per cent to €5,371 million.
The bank's net book value (shareholders' equity plus the income posted for the period), totalled €497.8 million, up €13 million since 1 January 2006. At 31 December 2006, FriulAdria's operational structure counted 151 branches, located in the regions of Friuli Venezia Giulia and Venice, 1,300 employees and 260,000 clients.
Since 1 March 2007, FriulAdria has joined, alongside Cariparma e Piacenza, the new Italian banking group controlled by Crédit Agricole.

Intesa Sanpaolo contributes 29 branches to FriulAdria

Paris, 30 March 2007

After authorisation from the Bank of Italy, Intesa Sanpaolo S.p.A. contributed 29 former Banca Intesa branches to **FriulAdria** witł effect as of 1st April 2007.

The resulting FriulAdria shares will be subsequently sold by Intesa Sanpaolo to Cariparma, the Italian subsidiary of Crédit Agricol which controls Banca Popolare FriulAdria, for a cash consideration of 136 million euro. A capital gain of approximately 70 million will be recognised in Intesa Sanpaolo's consolidated statement of income for the second quarter of 2007.

All the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole S on 11th October 2006 and by Intesa Sanpaolo and Crédit Agricole S.A. on 1st March 2007 and the decision of the Italian Compe Authority "AGCM" issued on 20th December 2006.

Reach all 2007 press re



Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Shareholder Newsletter

March 2007

Please see attached.

Shareholders' Club

CRÉDIT AGRICOLE S.A.

/// NEWSLETTER

March 2007

The Shareholders' Club newsletter is an English translation of the French Lettre du Club des actionnaires, for information purpose only.

SHARE PRICE

€30.32 (at 9 March 2007) The shares rose significantly from the beginning of the year to reach € 33 in mid-February. The price then dropped sharply, along with the entire French banking sector. The decline was accentuated by the stock market fall on 27 February.

Domestic services

The Group is ready to roll out a full offering in a bid to deliver a real high-quality turnkey service. Page 4

New tax rules for 2007

Focus on the taxation of securities. Page 6



CRÉDIT AGRICOLE S.A.
91-93

/// Sharp rise in 2006 results

Net income, Group share rose by 26.4% in 2006, to €4,920 million. The Board is proposing a dividend of €1.15, up 24.3% compared with the dividend paid in 2006.

Contact us


ADDRESS
Shareholder Relations
Crédit Agricole S.A.
91-93, bd Pasteur, 75710 Paris Cedex 15 – France


TELEPHONE
Online information around the clock on:
0 800 000 777 (freephone number – France only)


INTERNET
All information available online at:
www.credit-agricole-sa.fr


E-MAIL
Your questions in a click at:
infos.actionnaires@credit-agricole-sa.fr



CRÉDIT AGRICOLE S.A.



Sharp rise **in 2006 results** (cont.)

In a generally buoyant world environment, the Group's results reflect strong growth in business across all segments. They also reflect a substantial improvement in operating efficiency with gross operating income up 28.8%, and a further gain of almost three percentage points in the cost to income ratio. In 2006, we took some major initiatives to support the strong business momentum of both retail banking networks in France. We also launched a resource-sharing project in a bid to make further productivity gains.

Robust organic growth

We enhanced our offerings in all specialised businesses. Corporate & investment banking continued its development strategy with a full product offering, an extensive international network and a steady investment policy.

Active acquisition policy

At the same time, we strengthened our growth base outside France with acquisitions in retail banking in Greece and Italy, as well as in Ukraine, Serbia and Egypt. There were also further developments in bancassurance in Portugal and consumer finance in Europe with Fiat Auto. ■



RESULTS AT A GLANCE

€1.15 dividend proposed to the annual shareholders' meeting

- An **increase of 24.3%*** compared with the dividend paid in 2006.
- Earnings per share up 24.8%* to **€3.29.**

** Data adjusted for the January 2007 rights issue.*

Breakdown of net income, Group share**

- 29.30% Corporate & investment banking
- 25.40% France
- 34.80% Retail banking
- 9.40% International
- 35.90% Specialised businesses

- A balanced, diversified model with high growth potential.

*** Excluding proprietary asset management and other.*

Key dates

- **16 May 2007**
  First quarter 2007 results.
- **23 May 2007**
  Annual shareholders' meeting – Paris.
- **30 August 2007**
  First half 2007 results.
- **14 November 2007**
  Results for the first nine months of 2007.


LEADER

Net income, Group share was up 26.4% in 2006, to €4 920 million, reflecting a year of strong business momentum and growth. All the Group's business lines made significant progress based on a clearly stated policy of innovation. Thanks to an active, targeted international acquisition policy, we have achieved most of the targets we set ourselves a year ahead of schedule.

From left to right:
René Carron, Chairman of Crédit Agricole S.A., and Georges Pauget, Chief Executive Officer.

What impact has Crédit Agricole S.A.'s international expansion had on results?

Ones talk about a slowdown in retail banking in France. Is this true?

MY SHARES

- In spring 2006, **fears of a resurgence in inflation** caused a sharp drop in the stock markets.
- During the second half, **the markets picked up again** under the impact of stable interest rates, a fall in oil and commodity prices and a renewed mergers & acquisitions activity.



Euros
€ 30.32
(at 9 March 2007)
Crédit Agricole S.A.
CAC 40
18
20
22
24
26
28
30
32
34
36
Mar-05
May-05
Aug-05
Oct-05
Jan-06
Mar-06
July-06
Aug-06
Nov-06
Feb-07

RIGHTS ISSUE: A SUCCESS

The €4 billion rights issue launched from 4 to 23 January 2007 was a resounding success. Its main aim was to finance the acquisition of more than 660 bank branches in Italy. Shareholders were offered one new share for every ten shares held at a price of €26.75, which represented a 16% discount to the share price quoted on 27 December 2006. The issue was 1.8 times oversubscribed.

Thanks to an effective integration process, most acquisitions made in 2006 are now ready to tackle new business developments. This, of course, is one of our key priorities for 2007. In early March, the Group finalised the acquisition of Cariparma and FriulAdria in Italy, as agreed last October with Banca Intesa. The management team of the combined entity is already in place and can devote its time fully to developing this network of over 660 branches. Since our flotation five years ago, we have considerably expanded our business profile. With these latest investments, we are strengthening our growth model: a balanced, diversified model with strong potential. We would like to thank all those of you who expressed your confidence in the Group by taking part in the recent rights issue. We need your support to prepare for the future. ■

"2006 was a year of **major investment** in preparing for the Group's future growth."

Domestic services: ready to roll out a full offering


GROOM SERVICES :
UNE SÉLECTION DE SERVICES QUI REND LA VIE ++ LÉGÈRE
MISSION SERVICES

As the leading retail bank in France, it was only natural for Crédit Agricole to launch a domestic services offering as part of the Borloo Plan to encourage job creation. Drawing on the excellent fit between its two retail networks, the Group has developed two distinct offerings based on a shared platform: Mission Services for the Regional Banks and Groom Services for LCL. For a monthly subscription of €8 to €12, customers can pick various options on a one-off or regular basis according to need. Through these offerings, the Group is positioning itself from the outset at a very high level of service. *"Our aim is not simply to put a service provider in contact with a customer, but to deliver a real high-quality turnkey service,"* commented Jean-Yves Hocher, Head of the Group Insurance Division. Crédit Agricole is putting its full weight behind this business with the aim of meeting the domestic service needs of 10% of its customers over a five-year time horizon. ◘


Sydney



Promising development in Australia **for asset management**

The Australian pension funds market is one of the largest in the world and, along with New Zealand, offers excellent potential and prospects. Crédit Agricole Asset Management is opening a sales and representative office in Sydney to capitalise on the potential offered by the Asia-Pacific region, drawing on its extensive experience in the region and on its multi-expertise approach. ◘

2007 **Shareholder's Guide**

The new 2007 *Shareholder's Guide* provides an overview of the Group, an explanation of how the stock market works, and practical information on various aspects of life as an individual shareholder. ◘

To obtain your copy of the Guide (in French only):  


le guide
de l'actionnaire
Edition 2007

IN BRIEF ⓘ Calyon and Société Générale plan to merge their brokerage subsidiaries. Calyon Financial and Fimat (8 January 2007). ⓘ **Crédit Agricole S.A. has signed a partnership agreement with Ubifrance to provide French SMEs with export support** (22 January 2007). ⓘ Following the Italian competition authority's decision, AGCM, Intesa Sanpaolo and Crédit Agricole S.A. will not pursue their partnership in asset management (24-01-2007). ⓘ **Crédit Agricole is the leading patron of Fontainebleau chateau** (8 February 2007).

When will I receive my invitation to the annual shareholders' meeting?

What will Europe's growth rate be in 2007?

///Annual shareholders' meeting: how to take part

How to attend or vote by post or proxy at the 2007 annual shareholders' meeting due to take place at 10 a.m. on Wednesday, 23 May at the Porte de Versailles in Paris?


Your bank branch
I would like to attend the annual shareholders' meeting (or vote by post or proxy)
Attendance certificate
Postal/ proxy vote
Admission card
AG
CRÉDIT AGRICOLE S.A.
10 a.m. on 23 May at the Porte de Versailles, Paris

N.B.: the annual shareholders' meeting will be broadcast both live and delayed on www.credit-agricole-sa.fr (in French only).

If you own registered shares held by Caceis Corporate Trust, you need do nothing. You will receive a invitation to attend the meeting by mail.

///Focus on the new French tax rules for securities in 2007

Now that the new finance act has been implemented, we will take a look at latest tax measures for securities.



The number of income tax bands has been reduced from seven to five for everyone and the old 20% allowance is now incorporated within the scale. We will take a look at how these changes affect specific areas such as dividend income. Various adjustments have been made. The specific allowance applicable to dividend income has been reduced from 50% to 40% but the annual fixed allowance for taxable dividend income has been raised to €1,525 for a single person or €3,050 for a couple. The tax credit of 50% on the dividend received (before application of the allowances) has not changed and is still capped at €115 maximum for a single person and €230 for a couple.

Spotlight

"No major change in the 2007 finance act and the final 2006 finance act, with one notable exception: the tax rules applicable to the new inheritance law of 23 June 2006, one of the most far-reaching reforms the French Civil Code has ever known. This law makes inheritance rules simpler, more flexible and more secure. More specifically, it extends the scope of application of inter vivos gifts and division of estate (for example by allowing inter vivos gifts to be made to more than one generation) and reforms the rules governing graduated and entailed gifts. These tax measures were eagerly awaited–fiscal reform follows civil reform and we can only rejoice. All these measures will apply as of 1 January 2007."

Capital gains tax

Capital gains on the sale of securities in 2006 are exempt from tax if the total sale proceeds in the year amount to less than €15,000. This figure has been increased to €20,000 for 2007 and will be revised each year in the same proportion as the first income tax band. If the minimum level is not reached, the gains will be exempt from both income tax and social security contributions.

The final 2005 finance act revised the rules on relief from capital gains tax on securities sold by individuals. The new rules apply to the sale of shares held in a portfolio. They do not apply to the sale of units in mutual funds or SICAVs. Relief is now equal to one third of the capital gain per year of ownership after the fifth

I bought new shares during the last rights issue: am I entitled to a dividend?

What happens if I buy shares with deferred settlement just before the dividend payment date?

year, such that the gain is fully exempt after eight full years of ownership. The eight-year holding period starts on 1 January 2006 and therefore full exemption will first be available as of 2014. Exemption only applies to capital gains tax at the rate of 16% and not to social security contributions, which are currently 11%.

Tax ceiling

These measures are subject to an overall tax ceiling. The reform adopted in 2005 and effective as of 1 January 2007 concerns income tax paid in 2006 on income earned in 2005. Although the principle is simple–the total amount of tax paid in 2006 may not exceed 60% of income earned in 2005–its application will no doubt be more complicated, particularly as regards the income and tax to be taken into account. ■

INFORMATION FOR YOUR 2007 FRENCH TAXES

DIVIDEND INCOME

☐ An initial allowance of 40% then a second allowance of € 1,525 for a single person and € 3,050 for a couple.

CAPITAL GAINS

☐ Taxable when the sale proceeds in 2006 exceed € 15,000 (€ 20,000 for 2007).

2007 INCOME TAX BANDS

☐ Rate	
Up to € 5,614 of annual income in 2006	0%
€ 5,615 to € 11,198	5,5%
€ 11,199 to € 24,872	14%
€ 24,873 to € 66,679	30%
Over € 66,679	40%

2007 WEALTH TAX (ISF) BANDS

☐ Rate	
€ 760,000 to € 1,220,000 of total assets held at 31 December 2006	0.55%
€ 1,220,000 to € 2,420,000	0.75%
€ 2,420,000 to € 3,800,000	1%
€ 3,800,000 to € 7,270,000	1.30%
€ 7,270000 to € 15,810,000	1.65%
Over € 15,810,000	1.80%

VALUE OF CRÉDIT AGRICOLE S.A. SHARES

☐ At the shareholder's choice, for wealth tax return
- average price in last 30 trading sessions in 2006: € 31.56
- closing price on 29 December 2006: € 31.35

CALL FOR CANDIDATES

Half the members of the Liaison Committee are due to stand down and six new members will be appointed after a review of applications and an interview if necessary. All Club members may stand. Candidates will be selected on the basis of how representative they are of Crédit Agricole S.A.'s retail shareholder base in terms of region, profession and stock market profile. ■

To obtain an application form:





MY BENEFITS

[illegible]

"A magical place": this is how all visitors describe Roubaix Piscine. Originally the town's public baths, it now houses a unique collection of industrial art. Roubaix Piscine is a French heritage site supported by the Fondation du Crédit Agricole "Pays de France," with the Nord de France Regional Bank. The Crédit Agricole S.A. Shareholders' Club is offering its members a free entry ticket. ☐

To obtain your free entry ticket:




My diary

29 March in [illegible]

The economic environment: focus on the financial markets and economic environment in France and the world by Jean-Paul Betbèze, Crédit Agricole S.A.'s chief economist.

5 April in [illegible]

Shareholders' meeting with the Aquitaine Regional Bank: Georges Pauget, Chief Executive Officer of Crédit Agricole S.A., will present the Group's strategy and business lines. Jean-Paul Betbèze, chief economist, will give a presentation of the main underlying trends in the economic environment.

19 April in [illegible]

Investment strategy: Crédit Agricole Asset Management's strategists will present their analysis of expected performance in various asset classes.

3 May in [illegible]

Investment strategy.

23 May in [illegible]

Annual shareholders' meeting at the Porte de Versailles.



7 June in [illegible]

Investment strategy.

14 June in [illegible]

Shareholders' meeting with the Pyrénées Gascogne Regional Bank.

19 June in [illegible]

Investment strategy.

To sign up:




N° Vert 0 800 000 777


Club
des actionnaires

This newsletter is published by the Investor Relations Department of Crédit Agricole S.A. (ref.: 7349 DRI 03/07). Creation and realisation: [illegible]. Photo credits: M. Tulane, J. Pala, H. Aznoun, A. Leprince. Computer graphics: V. Béné. It is printed on paper certified COC FSC (cert. No. C1BA-COC-0022) and COC PEFC (cert. No. CTP/1-006), which aims to encourage rational forestry management.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3

Presentation entitled "Morgan Stanley: European Banks & Financials Conference"

March 27, 2007

Please see attached.

CREDIT AGRICOLE S.A.

Georges Pauget

Chief Executive Officer

Morgan Stanley

European Banks & Financials Conference

27 March 2007


CRÉDIT
AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

Excellent full-year earnings growth

✓ An excellent earnings trajectory

- Ahead of target
  - Net banking income: +18.2% (target of +10% a year)
  - Cost/income ratio: -2.9 points (target of - 1.5 points per year)
  - Net earnings per share: +24.8% (target of +10% a year)

Net income (Group share)

(€m)

	2004	2005	2006
Net income (Group share)	2,501	3,891	4,920

+55.6% (2004 → 2005); +26.4% (2005 → 2006)

✓ Robust organic growth

- Net banking income: +13.9%
- Gross operating income: +24.2%

at constant scope and exchange rates


CRÉDIT
AGRICOLE S.A.

Excellent full-year earnings growth

✓ Substantial improvement in operational efficiency

- Gross operating income: €5,832m (+28.8%)
- Cost/income ratio: 64.0% (-2.9 points)

✓ Significant improvement in rates of return

- ROE: 17.0% (+1.2 points)
- Proposed dividend: €1.15 per share (+24.3%)
- Yield: 4%


CRÉDIT
AGRICOLE S.A.

Excellent full-year earnings growth

Balanced, diversified model presenting strong growth potential

Net income (Group share)

(€m)

Retail banking
1,968
34.8%

LCL
679
12.0%

IRB
530
9.4%

SFS
463
8.2%

Corporate and investment banking
1,657
29.3%

Asset management, insurance and private banking
1,566
27.7%

Specialised business lines
2,029
35.9%

(excl. proprietary asset management and other activities)

Net banking income**


International
35%
France
65%
2005
International
42%
France
58%
2006

French retail banking (25.4%)
Solid business momentum in a competitive market and tight control of costs

International retail banking (9.4%)
Excellent contribution from equity affiliates, with the first effects of acquisitions

Specialised business lines (35.9%)
An exceptional year, again driven by asset management and insurance activities

Corporate and investment banking (29.3%)
A year of profitable growth, validating the group's strategy

* Share (25%)
** Management data


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

French retail banking

Further improvement in operating performance

✓ An economical banking model

- Very tight control of costs:
  - Regional Banks: +2.4% in 2006
  - LCL: +0.3% in 2006
- Solid growth in gross operating income
  - Regional Banks: +9.0% in 2006
  - LCL: +14.1% in 2006

✓ Solid expansion in business assets

- Branch openings in urban areas
- Sharp increase in account openings
- Distribution of innovative, tailored products



(€m)
+25.9%
919
1,014
1,157
2004
2005
2006



Regional Banks Gross operating income
(€m)
+19.5%
5,023
5,505
6,003
2004
2005
2006



CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Effective new business momentum (1/2)

✓ **Sharp increase in the number of accounts**

- Double the level of net account openings: +178,000 in 2006 (versus +80,000 in 2005)
- Reduction in attrition rate: 5.00% in 2006 (versus 5.70% in 2005)
- Strong growth in accounts for young people : +400,000 in two years

✓ **Branch openings**

- 86 new branches in 2006

✓ **New products and services**

- Creation of new products:
  - "L'autre carte": +360,000 cards in 14 months
  - "Bonus Gold": +120,000 in 2006
- Increase in number of products per customer:
  - 7.8 products in 2006 (6.8 in 2000)


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Effective new business momentum (2/2)

✓ Customer deposits

- Customer deposits up +6.1% in 2006 (€485bn)

✓ New lending business in 2006

- +11% versus 2005 (€68.9bn)

➔ **2007 growth drivers:**

- Continuing strong business momentum among young and high-end customers
- Acceleration in branch openings and account openings
- New products (life insurance, non-life insurance, cards etc.)
- Development of the multi-channel offering


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Commercial repositioning (1/2)

✓ Account openings

- 2006: +80,000 deposit accounts (versus +60,000 in 2005)
- 18,000 new private banking contracts

✓ Branch openings

- 39 new branches including 8 specialising in home loans
- 149 renovations and automations


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Commercial repositioning (2/2)

✓ An attractive brand

- 13 television campaigns in 2006 versus 5 in 2005
- 6 out of 10 French people already know the LCL brand (launched in September 2005)
- LCL advertising No. 1 in terms of memorability
- Attrition rate reduced from 7.20% in 2005 to 6.50% in 2006

✓ Customer deposits

- +4.9% in 2006 (€133.1bn)

✓ Lending

- 2006 production: €22.8bn (+18.6% versus 2005)

➔ **2007 growth drivers:**

- Robust momentum of marketing efforts and multi-channel distribution
- New impetus for private banking
- Relaunch of the retail banking network


CRÉDIT
AGRICOLE S.A.

International retail banking

An important year for future growth

✓ Strong earnings growth:
- Net banking income: x2.6 to €824m
- Gross operating income: x4 to €199m
- Net income (Group share): +20.6% to €530m



March 2006
Index Bank
in Ukraine
February 2006
Bancassurance
in Portugal
In Serbia
Meridian Bank
In Italy
October: Agreement with Intesa to acquire 663 branches
December: JV Fiat (FAFS)
January 2006
EAB in Egypt
August 2006
Emporiki in Greece, Romania, Albania, Cyprus



CRÉDIT AGRICOLE S.A.

International retail banking

An important year for future growth

✓ Control of two major banking networks in the eurozone (investment of €6.7bn)

- Shift from minority interests to control of banking networks in Italy and Greece
- Emporiki: 1.5 million customers, 425 branches, 7,700 employees
- Italy: 1.4 million customers, 663 branches, 6,750 employees

✓ Specialised business lines extended to other countries (investment of €1.6bn)

- Fiat Auto Financial Services: a key stage in the development of the consumer finance business
- Bancassurance in Portugal: acquisition of a 50% stake with responsibility of management

✓ Development of retail banking activities in countries presenting strong growth (approx. €0.5bn)

- Serbia, Ukraine, Egypt


CRÉDIT
AGRICOLE S.A.

International retail banking

Greece: integration process well under way

✓Implementation of a new management team

- Appointment of Chief Executive Officer and Human Resources Director
- Expatriates in key positions (COO, development, CFO, risk management, IT systems)

✓Joining Forces, a driving integration project

- 16 aspects
  - Integration: organisation, human resources, equity investments, risk management and internal audit, legal and compliance, finance
  - Commercial development: network, marketing, Balkans, asset management, private banking
  - Productivity: operations, systems, recovery

✓ Finalisation of the five-year strategic development plan

- Announced for end-April 2007

➔ 2007 growth drivers:

- Commercial development of existing business lines: consumer finance with Credicom, life insurance with Emporiki Life, asset management with Emporiki Asset Management
- Analysis of the development of new business lines in bancassurance and non-life insurance, private banking and corporate and investment banking


CRÉDIT
AGRICOLE S.A.

International retail banking

Italy: integration already well under way (1/2)

✓ Takeover plans progressing as anticipated

- Restructuring of Italian operations:
  - New organisational structure
  - Appointment of key staff
- Involvement of Italian business units:
  - Meetings with Cariparma and FriulAdria employees
  - Session of the "Top 100“ executives
- Steering the takeover process
  - Implementation of integration projects
  - 9 aspects: sales and marketing strategy, business plan, development in the south, HR and organisation, branch migration, IT and BO integration, Intesa carve-out, closing


CRÉDIT
AGRICOLE S.A.

International retail banking

Italy: integration already well under way (2/2)

✓ Development of the commercial and operational platform

- Integrating three banks into one
  - IT migration
  - Gradual internalisation of central functions handled by Intesa
  - Convergence of networks on a commercial level

➔ **2007 growth drivers**:

- Gradually bringing the productivity of the various entities into line with that of Cariparma
- Commercial development in collaboration with the Group's specialised subsidiaries
- Additional branch openings


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Recurring income and increasing weighting of international activities

✓ Steady growth

- Net banking income: +6.9% in 2006
- Operating income: +6.4% in 2006
- Cost/income ratio below 53%

✓ Remarkably strong momentum in international activities (growth in outstandings 2006 versus 2004)

- Italy: +26%
- Portugal : +57%
- Greece: +116%
- Morocco: +25%



Revenues
(€m)
+16.7%
2,259
2,466
2,637
2004
2005
2006
Operating income
(€m)
+23.1%
671
777
827
2004
2005
2006



CRÉDIT AGRICOLE S.A.

Specialised financial services

A mature business presenting robust momentum (1/2)

✓ Reconfiguration of Sofinco complete
- New slogan
- Number of branches halved

✓ New customers
- Credit Lift targeting near prime customers
- Nautical market (partnership with Dufour)
- Leisure vehicles

✓ Product innovation
- New Sofinco bank card taken out by 200,000 customers
- ReceiveAndPay: a highly innovative e-commerce payment solution


CRÉDIT
AGRICOLE S.A.

Specialised financial services

A mature business presenting robust momentum (2/2)

✓ Fiat Auto Financial Services
- Joint venture covering Fiat Auto's operations in Europe:
  - Consumer finance (outstandings of €8.9bn; 1.5 million active customers)
  - Dealer financing (outstandings of €3.6bn; 1,663 dealerships)
  - Long-term leasing and fleet management (outstandings of €1.6bn; 145,000 vehicles)
- Operations in 13 European countries

✓ Restructuring of lease finance activities well under way
- Updating and simplification of structure
- Yearly production volume: +3.5%
- High level of production in sustainable development and public sector financing

➔ 2007 growth drivers:

- Full impact of the redeployment of the Sofinco network in France
- Development of near prime business
- Ramp-up of Fiat Auto Financial Services


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

An exceptional year in 2006

✓ Brisk earnings growth

- Net banking income: +16.2% in 2006
- Gross operating income: +17.4% in 2006
- Net income (Group share): +27.9% in 2006

✓ Renowned for the quality of our products in France and abroad

- Innovative products for retail banking networks
- Highly technical products: total return, volatility arbitrage funds

✓ Enlargement and strengthening of the international network

- Majority stake in Portuguese insurance activities
- Acquisition of Ursa Capital LLC, renamed CASAM Americas
- CAAM has operations in Japan, Hong Kong and Singapore
- Expansion in China, Australia and New Zealand
- CAAM is the No. 1 foreign asset management company in Spain



Revenues
(€m)
+40.9%
2,749
3,333
3,873
2004
2005
2005
Gross operating income
(€m)
+57.3%
1,394
1,868
2,193
2004
2005
2006



CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

An exceptional year in 2006

✓ Asset Management

- Excellent level of net new money (€46bn)
- Predominance of specialist and bond funds
- Expansion based on effective organisation between research, management, sales and marketing and risk management teams

✓ Insurance

- Product range updated, with an increasing proportion of unit-linked products
- Excellent performance in all products (pensions, personal risk and life insurance, long-term care insurance)
- In non-life insurance, the number of policies topped 5 million and premium income increased by 22.4% in 2006

✓ Private banking

- Organic growth
- Net new money: +€6.1bn

➔ 2007 growth drivers:

- Further growth in unit-linked products and development of Fourgous transfers
- In private banking, development of high value-added products outside France
- In asset management, unwinding of the CAAM SGR joint venture
- Geographical presence enhanced significantly


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Leading positions and profitable growth

✓ **Strong year-on-year earnings growth in 2006**:

- Net banking income: +22.4%
- Gross operating income: +30%
- Net income (Group share): +32.2%
- Cost/income ratio: -2.2 points to 60.9%
- ROE: 20.9% (3.9 pts)

✓ **Solid performance in capital markets and investment banking (revenues: +29%; gross operating income: +50%)**

- Fixed income derivatives: net banking income +60%
- Credit derivatives: Net banking income x3.2
- Brokerage: Net banking income +33%

✓ **Further strong revenue growth in financing activities**

- Steady growth in structured finance
- Strong momentum in leveraged finance and international trade
- Higher positioning in international rankings



Revenues
(€m)
+46.8%
3,715
4,456
5,456
2004
2005
2006
Gross operating income
(€m)
x2
1,063
1,643
2,135
2004
2005
2006



CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Breakdown of customer revenues by region

Europe 33%

France 28%

Americas 22%

Asia 12%

Africa Middle East 5%

✓ Even balance: 61% in Europe, 39% outside Europe

Corporate and Investment Banking

A diversified business portfolio

- ✓ A broad portfolio comprising around 20 business lines that have attained or are on the way to attaining critical mass in their respective markets
- ✓ No excessive concentration: no single business line accounts for more than 15% of total revenues



Breakdown of revenues by business line
Brokerage & Investment Banking
Equity brokerage
Listed derivatives brokerage
Advisory
Primary equity market
Commercial banking
Credit
Cash management
Restructured credit
Structured finance
Project finance
Acquisition finance
Property
Aircraft finance
Ship finance
Telecoms
Trade finance
Export credit
Transactional finance
Structured finance
Capital Markets
Treasury
Forex
Commodities
Fixed income derivatives
Credit markets
Debt capital market
Equity and fund derivatives
21%
17%
22%
40%



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Profile fitting our ambitions of profitable growth

✓ A customer-focused culture:
- Predominance of customer revenues (83%)
- A balanced customer mix (52% corporates; 48% financial institutions)

✓ Leading positions
- In structured finance
- In brokerage
- In securitisation and credit markets

✓ A contained risk profile
- Limited market risks
- Active balance sheet management and effective syndication

➔ 2007 growth drivers:

- European corporate and investment banking market expected to remain buoyant
  - Solid market liquidity and demand for credit expected to remain robust
  - No major turnaround in credit risk in the short term
- Development of customer relations
- New hires to build up front office teams, allowing for improvement in productivity
- Development of the product range, as well as deployment of business lines outside France


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Conclusion

✓ Excellent financial and commercial performance

✓ Methodical international expansion

✓ A robust and effective business model


CRÉDIT
AGRICOLE S.A.




CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.4

Presentation entitled "Results for Q4-06 and 2006 annual results"

March 2007

Please see attached.



Results for Q4-06 and 2006 annual results

March 2007


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.

Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.

In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not part of the regulatory financial data audited by the Group's auditors.


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

2006

Very strong earnings growth

✓ Gross operating income: €5,832m (up 28.8%)

✓ Net income – Group share: €4,920m (up 26.4%)

✓ ROE: 17.0%

✓ Earnings per share: €3.35 (up 24.8%)
✓ Adjusted earnings per share: €3.29
✓ Dividend per share: €1.15 (up 24.3%)*

* Subject to approval at the AGM on 23 May 2007


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Very strong earnings growth

€m	2006	2005	Δ2006/2005
Net banking income	**16,187**	**13,693**	**+18.2%**
Operating expenses	(10,355)	(9,166)	+13.0%
Gross operating income*	**5,832**	**4,527**	**+28.8%**
Risk-related costs	(612)	(643)	(4.8%)
Equity affiliates	1,671	1,490	+12.1%
Net income on other assets	21	36	(41.7%)
Integration-related costs		(219)	nm
Tax	(1,590)	(942)	+68.8%
Net income	**5,319**	**4,249**	**+25.2%**
Net income – Group share	**4,920**	**3,891**	**+26.4%**
Cost/income ratio*	**64.0%**	**66.9%**	**(2.9 pts)**
ROE	**17.0%**	**15.8%**	

- ✓ Strong increase in operating income
  - NBI: +18.2%
  - GOI: +28.8%
- ✓ Strong improvement in the cost/income ratio: -2.9 pts
- ✓ Substantial growth in the contribution of equity affiliates, up 12.1%
- ✓ Tax charge returns to more usual levels, up 68.8%
- ✓ Profitability up sharply:
  - Net income – Group share: +26.4%
  - Earnings per share: +24.8%
  - ROE: +1.2 pts

* In 2005, before integration-related costs




CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

A balanced, diversified business model with strong growth potential

Net income, Group share

€m

Corporate and investment banking
1,657
29.3%

RB*
759
13.4%

LCL
679
12.0%

Retail banking
1,968
34.8%

IRB
530
9.4%

SFS
463
8.2%

Asset Management, insurance and private banking
1,566
27.7%

Specialised business lines
2,029
35.9%

(excl. proprietary asset management and other activities)

Net banking income**


International
35%
France
65%
International
42%
France
58%
2005
2006

French retail banking (25.4%)

Strong business momentum in a competitive market; very tight control of expenses

International retail banking (9.4%)

Excellent contribution of equity affiliates, buoyed by the first impact of acquisitions

Specialised business lines (35.9%)

An exceptional year fuelled once again by asset management and insurance

Corporate and investment banking (29.3%)

A year of profitable growth that validates the chosen strategy

* Share (25%)
** Management accounts

2006: Very strong results confirm the validity of the Group's strategic decisions

✓ Vigorous organic growth...

- NBI up 13.9%*
- GOI up 24.2%* thanks to tight control of expenses

✓ ...buoyed by several factors:

- international diversification in all business lines
- leadership positions in specialised business lines
- a well-balanced portfolio of business activities in corporate and investment banking

* On a like-for-like basis and at constant exchange rate


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

2006: a key year for future growth

✓ Control over two major banking networks in the Eurozone (investment: €6.7bn)

- Minority stakes were transformed into controlling interests in networks in Italy and Greece
- Both countries have strong growth potential in retail banking, well above the European average
- Emporiki: 1.5 million customers, 425 branches, 7,700 employees
- Italy: 1.4 million customers, 663 branches, 6,750 employees

✓ International expansion of specialised business lines (investment: €1.6bn)

- Fiat Auto Financial Services: a major step in the development of consumer credit
- Bancassurance in Portugal: acquisition of a 50% controlling stake and management control

✓ Development of retail banking in fast-growing countries (investment: about €0.5bn)

- Serbia, Ukraine, Egypt


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

2006: Investments and commitments

	Country	Amount invested (€m)
Retail banking		
EAB	Egypt	≈ 200
Emporiki	Greece	≈ 2,200
Index Bank	Ukraine	≈ 220
Meridian Bank (2005–2006)	Serbia	≈ 100
Bancassurance		
BES insurance (+BES capital increase)	Portugal	≈ 600
Specialised business lines		
FAFS (Fiat Auto Financial Services)	Italy	≈ 1,000
Asset management		
URSA	United States	≈ 60
TOTAL		4,380
Cariparma, FriulAdria, Intesa branches	Italy	4,500

Breakdown by region


6%
94%
Euro zone
Others


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q4-06: Solid results

€m	Q4-06	Q4-05	ΔQ4/Q4
Net banking income	**4,208**	**3,682**	**+14.3%**
Operating expenses	(2,846)	(2,474)	+15.0%
Gross operating income*	**1,362**	**1,208**	**+12.7%**
Risk-related costs	(147)	(205)	(28.3%)
Equity affiliates	380	350	+8.6%
Net income on other assets	(35)	(4)	nm
Integration-related costs		(47)	nm
Tax	(343)	(206)	+66.5%
Net income	**1,214**	**1,096**	**+10.8%**
Net income – Group share	**1,105**	**1,006**	**+9.8%**
Cost/income ratio*	**67.6%**	**67.2%**	**+0.4 pt**

- ✓ NBI up 14.3% from Q4-05
- ✓ Operating expenses increased 12.2% excluding exceptional items
- ✓ Tax charge returns to usual levels

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Retail banking in France

2006: New growth momentum

✓ New sources of growth

- Branch openings
- Increase in the number of accounts
- Improvement in the product penetration rate
- Creation of new products

✓ Priorities of the Regional Banks

- Particular efforts toward the working youth and top-of-the-range customers
- Reinforcement of positioning in "bancassurance" business
- Ambitious development plan of the multichanel offer
- business and small business : priority to creation, buy-out and transmission

✓ Priorities of LCL

- Redeployment of the brand
- Dynamism of the marketing offer and the multichanel distribution
- Development of proximity networks as well as business centres
- New momentum of private banking


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Continuous growth of operating income

- ✓ Aggregate NBI for the Regional Banks (adjusted for dividends received from Crédit Agricole S.A.) increased by 3.6% in 2006; excluding the effect of the home purchase savings plans, the increase was 1.6%
- ✓ Excluding incentive schemes and profit sharing linked to dividends received, gross operating income increased 5.8%, due to tight control of expenses (+1.9 %)
- ✓ A policy of reinforcing specific and collective reserves
- ✓ The Q4-06 contribution of Regional Banks around 10% higher than in Q4-05 and Q3-06
- ✓ Share of income from equity affiliates was flat in 2006 compared to 2005

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ 2006/2005
Aggregate NBI	3,102	(1.6%)	+8.7%	12,842	+5.4%
Adjusted NBI*	3,127	(1.6%)	+8.7%	12,076	+3.6%
Operating expenses	(1,750)	(0.4%)	+5.9%	(6,839)	+2.4%
Aggregate gross operating income	**1,377**	**(3.2%)**	**+12.3%**	**5,237**	**+5.2%**
Risk-related costs	(143)	(38.5%)	+54.8%	(836)	+29.0%
Operating income	**1,234**	**+3.7%**	**+8.9%**	**4,401**	**+1.6%**
Cost/income ratio	**56.0%**	**+0.7pt**	**(1.4 pt)**	**56.6%**	**(0.7pt)**

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ 2006/2005
Net income accounted for at equity (25%)	**227**	**+23.2%**	**+10.7%**	**748**	**+4.9%**
Change in share of reserves	(4)	nm	nm	100	(28.4%)
Share of income from equity affiliates	**223**	**+11.1%**	**+10.5%**	**848**	**(0.6%)**
Tax**	(2)	nm	nm	(89)	+18.7%
Net income – Group share	**221**	**+10.1%**	**+9.6%**	**759**	**(2.5%)**

* Aggregate results of Regional Banks (40) accounted for by the equity method adjusted for dividends and comparable received from Crédit Agricole S.A.
** Tax impact of dividends received from Regional Banks


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

New business momentum starts up strongly

✓ Sight deposit account openings



	2004	2005	2006
Number of sight deposit accounts	16,199,000	16,278,000	16,456,000
		+79,000	+178,000
+ "youth" sight deposit accounts	2,029,000	2,217,000	2,433,000
		+188,000	+216,000

✓Customer attrition rate declines :

- from 5.70% to 5.00% in 2006


CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

New business momentum starts up strongly

✓ **Product penetration rate:**

- Since 2000, 15% increase in the average number of products and services per sight deposit account

	End-2000	End-2006 (1)
Average number of products and services per sight deposit account	6.8	7.8

✓ **New sources of growth:**

- Insurance, of which non-life: +15%
- Cash savings: +1.4% market share on the passbook savings
- Bank cards: +2% market share (low cost card, acceleration for the rise in range)

✓ **Creation of new products:**

- Insurance campaign focused mainly on car, house and health insurance
- Small business products: "Prêts à piloter" and "DAT évolution 5"
- Pulsia 3, Pulsia 4 and Jayanne 3 funds for mid-income customers; Filtreo and Dolceys for high net worth individuals and Semeria for farm and small business segments
- Specific low-interest, deferred payment loans for investments in renewable energy sources and energy savings projects

(1) Estimates


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Strong growth in customer assets and loans

- ✓ Sustained growth in customer assets:
  - Strong growth in time deposits (+44.8%) and passbook savings (+20.1%), mainly due to "Magnific'To" and "Codebis"
  - Ongoing growth in life insurance (+12.9%) with a strong increase in business with BGPI (+38.4%)
- ✓ Dynamic momentum of customer loans:
  - Loan production reached €68.9bn for the year, driven mainly by mortgage loans (€38.9bn)
  - The loan book increased by 10.7%, with mortgage loans up 14.7% and business loans up 12.8%


Customer assets
€bn
427.4
+7.0%
457.3
+6.1%
485.1
2004
2005
2006
Customer loans
€bn
242.9
+10.2%
267.6
+10.7%
296.2
2004
2005
2006


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Net income rises strongly

- ✓ Net income - group share rose 15.2% for the year, buoyed by:
  - strong business momentum in a very competitive environment
  - excellent control of general expenses throughout the year (+0.3%)
  - Tight control of the cost of risk: 33 bp on risk-weighted assets
- ✓ Cost/income ratio improved significantly to 68.3%, down 2.7 points for the year
- ✓ Excluding provisions for home purchase savings plans and non-recurring items in 2005, changes were as follows:
  - NBI: +1.7%
  - GOI: +5.0%
  - Cost/income ratio: -0.9 pt

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ 2006/2005
Net banking income	**914**	**+0.5%**	**+4.1%**	**3,652**	**+4.3%**
Operating expenses	(637)	+0.4%	+4.1%	(2,495)	+0.3%
Gross operating income	**277**	**+0.6%**	**+4.1%**	**1,157**	**+14.1%**
Risk-related costs	(41)	(31.5%)	+6.7%	(151)	+0.5%
Pre-tax income	**236**	**+9.6%**	**+3.6%**	**1,006**	**+16.5%**
Net income – Group share	**160**	**+9.4%**	**+3.9%**	**680**	**+15.2%**
Cost/income ratio	69.7%	0.0 pt	0.0 pt	68.3%	(2.7 pts)
Allocated capital (€ bn)				2.7	
ROE				25.9%	


CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Modernization of the sales networks

✓ Retail network

- New organization of the retail and small business network as well as the SME network
- 130 million euros invested in the refitting of the physical network
  - creation of 39 new branches including 8 dedicated to home finance
  - refurbishing and automation of 149 branches

✓ Remote network

- Constant development of multichannel network (Internet, hot line, direct marketing and automats)
- More than one million users of the website of the bank (i.e. +24%) representing 114 million connections in 2006


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

New market positioning begins to payoff

✓ Brand recognition

- 6 out of 10 people in France already recognise the LCL brand (launched in September 2005)
- The LCL ad is number 1 for recall (but only 6th in terms of advertising spending)

✓ Big impact on customer trends

- New accounts: +80,000 in 2006, up from +60,000 in 2005
- Customer attrition rate declines to 6.50% in 2006, from 7.20% in 2005


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Dynamic business momentum

✓ Solid growth in customer assets:

- Passbook accounts: +14.2% (+0.70 pt market share on passbook account)
- Life insurance: +10.8%
- Non-life insurance contracts: +13.4%
  - of which car insurance: +10.7%
  - of which comprehensive household insurance: +12.7%
- Private banking: +18,000 new contracts

✓ Excellent growth in customer loans:

- Home finance loans outstanding: +18.7%
  Market share gains:
  - +1.8% in loan production
  - +0.4% in loans outstanding
- Small business loans: +10.0%
- Business loans: +14.5%

Customer assets

€bn

	Dec 04		Dec 05		Dec 06
Customer assets	118.6	+7.0%	126.9	+4.9%	133.1

Customer loans

€bn

	Dec 04		Dec 05		Dec 06
Customer loans	48.6	+10.8%	53.9	+14.4%	61.6


CRÉDIT
AGRICOLE S.A.

International retail banking

Strong growth of results

- ✓ On a like-for-like basis:
  - NBI: +13.4%
  - GOI: +40%
- ✓ For the last time, equity affiliates make up for the biggest contribution to income of international retail banking, with Banca Intesa contributing an estimated €419m and Banco Espirito Santo, €77m
- ✓ Emporiki, which was integrated over one and a half quarters, made a contribution after nonrecurring expenses of (-€1m) to net income - Group share

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**367**	**x4.1**	**+55.9%**	**824**	**x2.6**
Operating expenses	(267)	x3.7	+47.5%	(625)	x2.3
Gross operating income*	**100**	**x5.4**	**+84.0%**	**199**	**x3.9**
Risk-related costs	(19)	(0.5%)	(39.8%)	(73)	x2.2
Equity affiliates	120	+12.0%	(15.1%)	522	+15.4%
Net income on other assets	-	nm	nm	-	nm
Pre-tax income	**201**	**+88.8%**	**22.7%**	**648**	**+38.0%**
Net income – Group share	**120**	**+26.3%**	**(18.5%)**	**530**	**+20.6%**
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]				[illegible]	
[illegible]				[illegible]	

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

International retail banking

Emporiki

✓ Integration process is rapidly approaching completion

- Introduction of a new management team
- "Unite our strengths" project: fifteen initiatives to boost commercial and operational efficiency
- With the closing of its financial accounts at 31 December 2006, Emporiki adopted Crédit Agricole credit and financial risk management standards and accounting practices. The impact is close to the amount estimated at the launch of the public buyout offer for Emporiki.
- Disposal of Phoenix Metrolife Insurance: exclusive talks are underway with Groupama

✓ Very strong business trends

- Market penetration is on the rise
- Growth of mortgage loans: +29.6%
- Increase in market share in consumer loans
- NBI increases by 19.6% and operating income by 32%*

* Emporiki's simplified financial statements are included in the appendix, with a presentation of consolidation adjustments with respect to the statements published on 22 February 2007 by Emporiki


CRÉDIT
AGRICOLE S.A.

International retail banking

The Italian network

✓ 2007 Key dates

- Acquisition of Cariparma and FriulAdria on 1rst March
- Transfer of 29 Intesa branches to FriulAdria on 1rst April
- Transfer of the 173 remaining Intesa branches to Cariparma on 1rst July

✓ Preparations are complete for the formation of a new network

- Management of the Italian banks support this process
- Target organisation has been selected and key players named
- IT decisions have been made and implementation accelerated
- Management control over Intesa branches during the defined transition period


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Regular growth in business and income

- ✓ Operating income rises 6.4%, driven by international business (Italy, Germany, Portugal)
- ✓ Operating income in France was flat in a highly competitive market; margins contracted
- ✓ The factoring business maintained strong momentum, with factored receivables of over €35bn, up 13.7% from 2005. International business accounted for over a third (mainly Germany and the UK)
- ✓ Depreciation of goodwill on Crédit Agricole leasing reflects ongoing restructuring in this business line

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**682**	**+2.0%**	**+5.6%**	**2,637**	**+6.9%**
Operating expenses	(366)	+7.0%	+7.9%	(1,389)	+7.6%
Gross operating income*	**316**	**(3.2%)**	**+3.0%**	**1,248**	**+6.2%**
Risk-related costs	(102)	(14.2%)	(3.7%)	(421)	+5.9%
Operating income*	**214**	**+3.0%**	**+6.5%**	**827**	**+6.4%**
Equity affiliates	1	nm	nm	7	nm
Net income on other assets	(64)	nm	nm	(59)	(28.4%)
Pre-tax income	**151**	**(26.4%)**	**(27.0%)**	**774**	**+14.8%**
Net income – Group share	**73**	**(44.1%)**	**(44.2%)**	**463**	**+15.3%**
Cost/income ratio*	**53.6%**	**+2.5 pts**	**+1.2 pt**	**52.7%**	**+0.3pt**
Allocated capital (€bn)				**2.5**	
ROE				**22.3%**	

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer finance in France and abroad



- ✓ In France, solid performance of the partnership with the Regional Banks, notably for the TEMA all-inclusive car package and the launch of Credit Lift, a company offering near-prime customers access to an adapted form of stand-by credit
- ✓ Further development of international consumer loans with the finalisation of the partnership with Fiat (FAFS in Italy), with results integrated as of Q1-2007
- ✓ Strong growth in international business continues to be driven by Agos in Italy, Credibom in Portugal, Credicom in Greece and Wafasalaf in Morocco
- ✓ Loans outstanding increased 33% to nearly €50bn



Growth in managed loan book
€bn
ΔDec/Dec
37.1
3.0
5.2
3.5
25.4
49.5
3.6
5.4
12.3
28.2
Dec 05
Dec 06
Total +11.0%*
Regional Banks partnership +17.7%
LCL partnership +4.2%
Third party and JV +14.6%*
Proprietary outstandings +11.1%
Geographic breakdown of loans outstanding
€bn
ΔDec/Dec
37.1
12.9
24.2
49.5
24.4
25.1
Dec 05
Dec 06
International +24.7%*
France +3.7%

* On a like-for-like basis



CRÉDIT AGRICOLE S.A.

Specialised financial services

Fiat Auto Financial Services

- ✓ Acquisition of a 50% stake in the joint venture encompassing Fiat Auto's financing activities in Europe:
  - Consumer credit (€8.9bn in loans outstanding; 1.5 million active customers)
  - Dealer financing (€3.6bn outstanding; 1,663 dealerships)
  - Long term car rental and fleet management (€1.6bn outstanding; total fleet of 145,000 vehicles)
- ✓ Active in 13 European countries
- ✓ Potential synergies in refinancing and creditor insurance
- ✓ A transaction that strengthens the existing partnership between Fiat and Sofinco, underlines the quality of Sofinco's partnership track record and creates a strong base for future opportunities
- ✓ A prime opportunity for Crédit Agricole S.A. to invest in a well run business, to strengthen its presence in specialised financial services in Europe and to double its positions in the European automotive consumer finance market
- ✓ The €1bn investment is fully in line with the strategic goals for this business line under the Group's 2006-2008 development plan:
  - Annual growth of net income ≥ 10% between 2006 and 2008
  - International contribution to NBI ≥ 45% in 2008
  - Creation of a European leader


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

2006: An exceptional year

- ✓ Record new inflows for the year (€76.5bn**) driven by the net outflow from home purchase savings plans
- ✓ Strong growth in asset management, with a high level of new inflows; new momentum in private banking
- ✓ Development of international sources of growth, notably with the acquisition of a majority stake in insurance activities in Portugal
- ✓ Sharp increase in the contribution to net income – Group share

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**1,086**	**+10.0%**	**+22.6%**	**3,873**	**+16.2%**
Operating expenses	(467)	+7.5%	+18.1%	(1,680)	+14.7%
Gross operating income*	**620**	**+12.0%**	**+26.2%**	**2,192**	**+17.4%**
Risk-related costs	(1)	nm	nm	(7)	nm
Equity affiliates	4	nm	nm	46	+63.2%
Net income on other assets	24	nm	nm	21	nm
Pre-tax income	**646**	**+14.8%**	**+32.4%**	**2,252**	**+20.0%**
Net income – Group share	**486**	**+34.6%**	**+46.0%**	**1,566**	**+27.9%**

* In 2005, before integration-related costs
** Excluding CAAM operations in Italy

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management:

✓ Ongoing acquisition strategy:
- Deployment in China: creation of a joint venture with Agricultural Bank of China, pending approval by the authorities
- Expansion in the Asia-Pacific region, notably with the opening of an office in Sydney (effective January 2007)
- Development of business in Italy with the Cariparma and FriulAdria networks (unwinding of Nextra in 2007)

✓ Intense activity in 2006:
- Excluding Italy, net new inflows neared €46bn, of which 43% in international markets
- Primarily from specialised funds (VaR product line and absolute performance funds) and bond funds (euro, world)

✓ At 31 December 2006, assets under management totalled €551bn, or €490.4bn excluding Italy, up 15.1% on a like-for-like basis and on comparable methods



€bn
Assets under management (excl. Italy)
424.0
382.6
41,4
Dec 05
Inflows
+ 45.8
Market and Fx
+ 18.3
Scope and method effect
+ 2.3
490.4
430.2
60.2
Dec 06
ΔDec/Dec
AUM +15.1%*
France +12.2%*
International +42.1%*
Breakdown of assets under management by asset class
Dec 05: 14.0% / 47.0% / 13.0% / 11.0% / 15.0%
Dec 06: 12.0% / 44.0% / 15.0% / 9.0% / 20.0%
Money markets
Bonds
Equities
Diversified
Structured, alternative and other

* On a like-for-like basis and on comparable methods



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking

- ✓ In 2006, accent was placed on organic growth to take full advantage of the potential of the newly reorganised entity: assets under management increased by €8.4bn (including net new inflows of €6.1bn) to €88bn (excluding assets held by the Regional Banks)
- ✓ In France, thanks to a successful partnership with the Regional Banks, BGPI became the leading dedicated private bank in France (with €18bn).
- ✓ Internationally, marketing momentum created by the unified brand "Crédit Agricole Private Bank", and the development of high value added products (structured and alternative products, private equity) fuelled strong growth in assets under management and income, while preserving operating margins. Regional coverage improved with the creation of new entities in fast-growing regions in the Middle East in Latin America and in Asia, with the opening of a Hong Kong branch in early 2007



Assets under management
€bn
Inflows
Market and Fx
79.5
+6.1
+2.3
87.9
28.8
32.7
50.7
55.2
Dec 05
Dec 06

	ΔDec/Dec
AUM	**+10.5%**
France	+13.6%
International	+8.8%



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

- ✓ In a fast-growing sector, the Group's life insurance business outpaced the market:
  - 2006 premium income rose 23.4% to €23.3bn (excluding "Fourgous" transfers and at constant scope, i.e. excluding BES Vida). Including BES Vida, premium income was €24.6bn
  - Mathematical provisions rose to €168bn, up 16.8% including BES Vida and 12.4% at constant scope
- ✓ Unit-linked contracts rose strongly (+82.7%) and accounted for 19% of premium income in 2006, vs 13% in 2005
- ✓ Continuation of a diversified, proactive investment policy for euro contracts



Assets under management*
€bn
144.3
19.1
125.2
168.5
26.1
142.4
Dec 05
Dec 06
ΔDec/Dec
AUM +12.4%**
Unit-linked +25.4%**
Euro +10.5%**
Breakdown of investment (excl. unit-linked)
1.9%
4.4%
3.3%
76.7%
13.7%
2.3%
3.7%
3.4%
73.4%
17.2%
Alternative products
Treasury
Real estate
Fixed income
Equity
Book value Dec 05
Book value Dec 06

* Mathematical provisions

** Excl. BES Vida



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Non-life insurance

✓ 2006 premium income rose 22.4% to €1.5bn, driven by:
- brisk growth in business and offers in the farm and small business segments
- the success of new product offers for individuals, notably Auto (A4) and healthcare policies (with a new policy that reimburses alternative medicines)
- the integration of BES Seguros (€62.2m) after the acquisition of a majority stake

✓ Pacifica's total portfolio topped 5 million policies during the year, and the insurer handled its three millionth loss claim since its creation

✓ At 31 December 2006, the combined ratio was 97.3%

✓ In early 2007, the Group launched Viavita to develop a personal services business

Premium income

€m

	2004	2005	2006	Δ2006/2005
Premium income	1,031.4	1,211.8	1,483.4	+17.3%*
Farmers and small businesses	43.5	80.7	119.3	+47.7%
Car	332.6	363.4	418.1	+9.4%*
Comprehensive household	224.4	253.1	296.1	+9.4%*
Personal accident, health,	144.7	181.9	248.5	+25.6%*
Legal protection and other	286.2	332.7	401.4	+20.6%

Trends in P&C premium income compared with French market

Basis 100

+17.2%
+17.4%
+17.3%
+4.3%
+3.3%
+2.2%
2003
2004
2005
2006
Non-life Crédit Agricole S.A.
Non-life France

CRÉDIT AGRICOLE S.A.

* On a like-for-like basis,excl. BES/Seguros

Corporate and investment banking

Leading positions affirmed

Financing activities

Project finance	Project Finance House of the year	(PFI)
	1rst worldwide	(Dealogic)
Aircraft finance	Aircraft Finance House of the year	(Jane's Transport Finance)
	1rst worldwide, Japanese Operating Lease	(Air Finance Journal)
Structured commodities finance	5th worldwide	(Dealogic)
Export finance	4th worldwide	(Dealogic)
Acquisition finance	8th in western Europe	(Thomson Financial)
Syndication	10th worldwide	(Thomson Financial)

Capital Markets and Investment Banking

Foreign exchange	10th worldwide	(Fx Week)
Securitisation	7th worldwide in ABS/MBS in €	(Thomson Financial)
Bonds / Credit	10th worldwide	(Thomson Financial)
Credit markets / CDO	CDO Arranger of the year – Europe	(ISR)
	9th worldwide - 1rst in Europe	(ABS)
Money markets	Hybrid MTN House of the year	(mtn-i)
Asian equity brokerage	2nd best broker in Asia	(Asia Money)
European equity brokerage	1rst in Europe in French equities	(Institutional Investor)
	2nd worldwide for ISR research	(Agefi)


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

2006 results support our ambitions for profitable growth

✓ During the year, positions were strengthened in all business lines

✓ Excellent 2006 performances compared to 2005:

- NBI: +22.4%
- GOI: +30.0%
- Net income - Group share: +32.2%
- Cost/income ratio: 60.9% (-2.2 points)
- ROE: 20.9% (+3.9 points)

✓ A satisfactory Q4-06, despite several factors:

- A slow down of business at year end in certain capital market product lines
- High cost of operations to reduce balance-sheet commitments and receivables disposal (€63m)
- The non-recurrent impact of change in regulation on employee liabilities in Paris and London (€33m)

€m	Q4-06	Q4/Q4	Δ4/Q3	2006	Δ 2006/2005	Δ 2006/2005**
Net banking income	**1,324**	**+10.6%**	**+6.6%**	**5,456**	**+22.4%**	**+23.5%**
Operating expenses	(869)	+14.3%	+12.9%	(3,321)	+18.0%	+18.9%
Gross operating income*	**455**	**+4.2%**	**(3.8%)**	**2,135**	**+30.0%**	**+31.5%**
Risk-related costs	20	nm	nm	10	nm	
Equity affiliates	28	(17.3%)	(29.7%)	159	+32.5%	
Net income on other assets	(4)	+33.3%	nm	(5)	nm	
Pre-tax income	**499**	**+16.1%**	**(4.3%)**	**2,299**	**+35.5%**	
Net Income – Group share	**353**	**+9.6%**	**(7.3%)**	**1,657**	**+32.2%**	
Cost/income ratio*	65.6%	+2.1 pts	+3.7 pts	60.9%	(2.2 pts)	
Allocated capital (€bn)				[illegible]		
ROE				20.9%		

* In 2005, before integration-related costs
** At constant exchange rate


CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Excellent 2006 operating performance combined with major investment efforts

Revenue growth



3,715
+20%
4,456
+22%
5,456
1,659
2,056
1,873
2,583
2,136
3,321
2004
2005
2006
Financing activities
Capital markets & investment banking

Breakdown of revenues by activity



17%
38%
22%
23%
Capital markets
Brokerage & investment banking
Structured finance

- ✓ Brisk revenue momentum
- ✓ Steady improvement in the business mix:
  - At 60.9%, the share of capital markets & investment banking has increased by 5.6 points in two years, thanks to average annual revenue growth of 27% since 2004
  - The business portfolio continues to have a balanced profile
  - Continuing predominance of customer revenues (83% of total)
- ✓ Cost of hedging operations: €151m (half of which are mark-to-market, designed to be recovered over the duration of operations)
- ✓ Significant investment efforts:
  - Increase in staff > 400 FTE* (+3.8%), mainly in brokerage at CLSA and Calyon Financial, and in the front office of capital markets. This trend accelerated in Q4-06
  - Ongoing optimisation of information systems in capital markets, brokerage and in the international network (€224m in 2006)

* Full-time equivalent – on a like-for-like basis



CRÉDIT AGRICOLE S.A.

Financing activities

Improvement in cost/income ratio

2004	2005	2006
53.2%	43.5%	41.0%

Risk-weighted assets

(€bn)



90.5
2%
92.1
44.7
47.6
60.7
65.4
-14.9
-20.9

31/12/2005 31/12/2006

Structured finance
Reduction generated by hedging

Revenue growth

(€m)

	2005	2006
Commercial banking and other	758	916
Structured finance	1,115	1,219
Total	1,873	2,135

+14%

Commercial banking and other

✓ **Strong revenue growth driven by structured finance and the development of international business:**

- In structured finance, NBI rose 9.4% in 2006, ahead of the 2006-2008 target of 20% growth
  - Excellent sales momentum in leveraged finance, real estate and international trade
  - A stronger competitive position in world rankings
- International revenues rose 18%, including 37% in Asia, 33% in the Americas, 2% in Europe and 52% in the Middle East

✓ **Profitability continues to improve:**

- Profitability of assets increases 2.3% despite a decline in margins
  - Increase in origination volumes and number of operations
  - Accelerated portfolio rotation through active asset-liability management (ALM) and efficient syndication
- Cost/income ratio declines by 2.5 points thanks to tight cost management

✓ **18.6% return on equity after taxes despite a conservative provision policy (€1.1bn in collective reserves outstanding at end 2006)**



CRÉDIT
AGRICOLE S.A.

Capital markets and investment banking



Improvement in cost/income ratio
86.0%
77.4%
73.7%
2004
2005
2006
Revenue growth
Brokerage & consulting
Capital markets
712
+14%
809
294
418
353
456
Q4-05
Q4-06
2,583
+29%
3,321
971
1,612
1,239
2,082
2005
2006
Trends in VaR (1 day –99%)
21
16
16
19
15
31/12/2005
31/03/2006
30/06/2006
30/09/2006
31/12/2006

In 2006, GOI increased 50% and the cost/income ratio improved, down 3.7 points to 73.7%

✓ **Capital markets:**

- Fixed-income derivatives: an excellent year (NBI: +60%) despite a weaker Q4-06 performance
- Credit derivatives: strong growth, with a 3.2-fold increase in NBI in 2006
- Equity derivatives: business continues to develop in keeping with market plan
- Customer revenues contribute over 60% of the total for the year

✓ **Brokerage:**

- In 2006, NBI rises 33% and GOI, 80%
- Record-high revenues this quarter, with strong performances in Asian equities and listed derivatives

✓ **Investment banking:**

- Conclusion of major operations in 2006
- Stronger presence and ongoing international expansion



CREDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Division results

- ✓ In private equity, NBI rises 80.7% to €165m and GOI doubles to €139m
- ✓ Increase in NBI is derived from:
  - Profits on home purchase savings plans and portfolio activities
  - Additional acquisition-related debt charges
  - Fewer results from asset-liabilities management (ALM)
- ✓ Equity affiliates make an exceptional contribution, mainly due to our stake in Eurazeo

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**(166)**	**(2.9%)**	**x2.2**	**(255)**	**(33.0%)**
Operating expenses	(241)	+3.7%	+7.7%	(844)	+0.2%
Gross operating income*	**(407)**	**+0.9%**	**+35.9%**	**(1,099)**	**(10.1%)**
Risk-related costs	(2)	nm	nm	30	nm
Equity affiliates	3	nm	(74.4%)	89	x2.9
Net income on other assets	9	nm	nm	65	(41.1%)
Pre-tax income	**(397)**	**(5.3%)**	**+39.8%**	**(915)**	**(26.4%)**
Net income – Group share	**(307)**	**+23.3%**	**+53.1%**	**(733)**	**(7.8%)**

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Financial data

Crédit Agricole S.A.:

✓ Limited increase of risk weighted assets (7.1%)

✓ Tier 1 ratio at 8.2%



Capital
(shareholders' equity and subordinated debt)
€bn
54.9
58.1
62.5
21.2
22.8
24.5
30.7
32.3
35.1
Dec 05
June 06
Dec 06
ΔDec/Dec
Subordinated debt and similar +15.2%
Preferred shares (6.0%)
Shareholders' equity Group share +14.3%
Total +13.5%
Risk-weighted assets and CAD ratio
€246.2bn
€245.0bn
€263.6bn
8.9%
9.4%
8.8%
8.4%
8.4%
8.2%
Dec 05
June 06
Dec 06*
CAD/ESR
o/w Tier 1

* Including advance of shareholders

CRÉDIT AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated income statement

€m	2006	2005	Δ2006/2005
Net banking income	**29,156**	**25,949**	**+12.4%**
Operating expenses	(17,814)	(16,361)	+8.9%
Gross operating income	**11,342**	**9,588**	**+18.2%**
Risk-related costs	(1,481)	(1,260)	+17.6%
Equity affiliates	812	629	+29.1%
Net income on other assets	3	40	(92.5%)
Integration-related costs		(219)	nm
Tax	(3,156)	(2,465)	+28.0%
Net income	**7,517**	**6,313**	**+19.1%**
Net income - Group share	**7,154**	**5,983**	**+19.6%**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated capital

€bn	Dec 05	June 06	Dec 06
Equity Group share	51.2	54.2	58.7
Preferred shares	3.0	3.0	2.9
Subordinated debt	20.1	21.6	22.0
Total risk-weighted assets	480.5	495.7	520.3
International Solvency ratio (Dec 05, June 06) and CAD ratio (Dec 06)	**10.1%**	**10.4%**	**10.0%**
Tier 1 ratio	**7.9%**	**8.3%**	**7.8%**


CRÉDIT
AGRICOLE S.A.



CRÉDIT
AGRICOLE S.A.



Results for Q4-06 and 2006 annual results

Appendices


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		Proprietary asset management and other activities		Group	
	Q4-05	Q4-06	Q4-05	Q4-06	Q4-05	Q4-06	Q4-05	Q4-06	Q4-05	Q4-06	Q4-05	Q4-06	Q4-05	Q4-06	Q4-05	Q4-06
Net banking income	-	-	**910**	**915**	**90**	**367**	**669**	**682**	**988**	**1,086**	**1,197**	**1,324**	**(171)**	**(166)**	**3,682**	**4,208**
Operating expenses	-	-	(635)	(637)	(71)	(267)	(342)	(366)	(434)	(466)	(760)	(869)	(232)	(241)	(2,474)	(2,846)
Gross operating income	-	-	**275**	**277**	**19**	**100**	**327**	**316**	**553**	**620**	**437**	**455**	**(403)**	**(407)**	**1,208**	**1,362**
Risk-related costs	-	-	(60)	(41)	(20)	(19)	(119)	(102)	11	(2)	(19)	20	2	(2)	(205)	(147)
Equity affiliates	200	223	-	-	108	120	2	2	7	4	34	28	-	3	350	380
Net income on other assets	-	-	-	-	-	-	-	(64)	(4)	24	(3)	(4)	3	9	(4)	(35)
Integration-related costs	-		-		-		(4)		(4)		(19)		(20)		(47)	
Pre-tax income	**200**	**223**	**215**	**236**	**107**	**201**	**206**	**151**	**563**	**646**	**430**	**499**	**(418)**	**(397)**	**1,302**	**1,560**
Tax	-	(2)	(65)	(71)	(6)	(67)	(66)	(69)	(198)	(150)	(97)	(126)	225	142	(206)	(343)
Net gain (loss) on discontinued operations	-	-	-	-	-	(3)	-	-	-	-	-	-	-	-	-	(3)
Net income	**200**	**221**	**150**	**165**	**101**	**131**	**140**	**82**	**365**	**496**	**333**	**373**	**(193)**	**(255)**	**1,096**	**1,214**
Minority interests	-	-	4	5	6	11	10	9	5	11	11	20	55	52	90	109
Net income - Group share	**200**	**221**	**146**	**160**	**95**	**120**	**130**	**73**	**360**	**485**	**322**	**353**	**(248)**	**(307)**	**1,006**	**1,105**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated income statement by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and *private banking*		Corporate and investment banking		Proprietary asset management and other activities		Group	
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2005	2005	2006	2005	2006
Net banking income	-	-	**3,501**	**3,652**	**317**	**824**	**2,466**	**2,637**	**3,333**	**3,873**	**4,456**	**5,456**	**(380)**	**(255)**	**13,693**	**16,187**
Operating expenses	-	-	(2,487)	(2,495)	(267)	(625)	(1,291)	(1,389)	(1,465)	(1,680)	(2,813)	(3,321)	(843)	(845)	(9,166)	(10,355)
Gross operating income	-	-	**1,014**	**1,157**	**50**	**199**	**1,175**	**1,248**	**1,868**	**2,193**	**1,643**	**2,135**	**(1,223)**	**(1,100)**	**4,527**	**5,832**
Risk-related costs	-	-	(151)	(151)	(33)	(73)	(398)	(421)	19	(7)	(3)	10	(77)	30	(643)	(612)
Equity affiliates	854	848	-	-	452	522	5	7	28	46	120	160	31	88	1,490	1,671
Net income on other assets	-	-	-	-	-	-	(83)	(59)	(5)	20	14	(5)	110	65	36	21
Integration-related costs							(25)		(32)		(77)		(85)		(219)	
Pre-tax income	**854**	**848**	**863**	**1,006**	**469**	**648**	**674**	**775**	**1,878**	**2,252**	**1,697**	**2,300**	**(1,244)**	**(917)**	**5,191**	**6,912**
Tax	**(75)**	**(89)**	(259)	(302)	(8)	(76)	(246)	(280)	(636)	(657)	(379)	(577)	661	391	(942)	(1,590)
Net gain (loss) on discontinued operations	-	-	-	-	-	(3)			-	-	-	-	-	-	-	(3)
Net income	**779**	**759**	**604**	**704**	**461**	**569**	**428**	**495**	**1,242**	**1,595**	**1,318**	**1,723**	**(583)**	**(526)**	**4,249**	**5,319**
Minority interests	-	-	14	24	22	40	27	32	17	29	65	66	212	208	358	399
Net income - Group share	**779**	**759**	**590**	**680**	**439**	**529**	**401**	**463**	**1,225**	**1,566**	**1,253**	**1,657**	**(795)**	**(733)**	**3,891**	**4,920**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	French retail banking – Regional Banks											
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	-	-	-	-	-	-	-	-	-	-	-	-
Operating expenses	-	-	-	-	-	-	-	-	-	-	-	-
Gross operating income	-	-	-	-	-	-	-	-	-	-	-	-
Risk-related costs	-	-	-	-	-	-	-	-	-	-	-	-
Equity affiliates	219	156	184	174	236	208	209	200	310	115	201	223
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-				
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**209**	**200**	**310**	**115**	**201**	**223**
Tax	(49)	(11)	-	-	(56)	(15)	(4)	-	(62)	(26)	-	(2)
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**248**	**89**	**201**	**221**
Minority interests	-	-	-	-	-	-	-	-	-	-	-	-
Net income - Group share	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**248**	**89**	**201**	**221**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	French retail banking – LCL											
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**827**	**868**	**834**	**867**	**837**	**900**	**854**	**910**	**939**	**920**	**878**	**915**
Operating expenses	(630)	(610)	(608)	(629)	(627)	(613)	(612)	(635)	(641)	(604)	(612)	(637)
Gross operating income	**197**	**258**	**226**	**238**	**210**	**287**	**242**	**275**	**298**	**316**	**266**	**277**
Risk-related costs	(44)	(36)	(34)	(56)	(41)	(31)	(18)	(60)	(36)	(35)	(39)	(41)
Equity affiliates		-	-	-	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-				
Pre-tax income	**154**	**222**	**192**	**182**	**169**	**256**	**224**	**215**	**262**	**281**	**227**	**236**
Tax	(47)	(68)	(55)	(64)	(51)	(77)	(67)	(65)	(79)	(84)	(68)	(71)
Net income	**107**	**154**	**137**	**118**	**118**	**179**	**157**	**150**	**183**	**197**	**159**	**165**
Minority interests	8	12	(2)	(15)	1	5	4	4	7	7	5	5
Net income - Group share	**99**	**142**	**139**	**133**	**117**	**174**	**153**	**146**	**176**	**190**	**154**	**160**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	International retail banking											
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**90**	**92**	**130**	**235**	**367**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(71)	(77)	(100)	(181)	(267)
Gross operating income**	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**19**	**15**	**30**	**54**	**100**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(20)	(4)	(18)	(32)	(19)
Equity affiliates	85	86	73	103	123	107	114	108	120	140	142	120
Net income on other assets	-	-	-	(3)	(3)	3	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-				
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**	**107**	**131**	**152**	**164**	**201**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	(6)	(3)	1	(7)	(67)
Net gain (loss) on discontinued operations	-	-	-	-	-	-	-	-	-	-	-	(3)
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**101**	**128**	**153**	**157**	**131**
Minority interests	5	4	5	(1)	7	4	6	6	7	12	10	11
Net Income - Group share	**85**	**92**	**85**	**89**	**120**	**109**	**115**	**95**	**121**	**141**	**147**	**120**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Specialised financial services											
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**540**	**590**	**552**	**577**	**603**	**594**	**601**	**669**	**645**	**664**	**646**	**682**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(342)	(344)	(341)	(339)	(366)
Gross operating income**	**251**	**287**	**258**	**247**	**279**	**286**	**284**	**327**	**301**	**323**	**307**	**316**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(119)	(102)	(110)	(106)	(102)
Equity affiliates	-	(3)	(1)	1	1	-	1	2	1	2	2	2
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	5	(64)
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(4)				
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**103**	**206**	**200**	**215**	**208**	**151**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(66)	(67)	(74)	(69)	(69)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**45**	**140**	**133**	**141**	**139**	**82**
Minority interests	9	9	7	7	7	6	4	10	6	8	8	9
Net income - Group share	**74**	**123**	**118**	**58**	**118**	**112**	**41**	**130**	**127**	**133**	**131**	**73**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Asset management, insurance and private banking											
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**682**	**701**	**671**	**694**	**777**	**751**	**817**	**988**	**979**	**921**	**886**	**1,086**
Operating expenses	(321)	(340)	(353)	(341)	(338)	(350)	(342)	(434)	(431)	(388)	(395)	(466)
Gross operating income**	**361**	**361**	**318**	**353**	**439**	**401**	**474**	**553**	**548**	**533**	**491**	**620**
Risk-related costs	(1)	(10)	7	(4)	-	4	4	11	1	-	(6)	(2)
Equity affiliates	2	2	-	10	10	4	8	7	9	28	5	4
Net income on other assets	-	-	-	(9)	-	(1)	-	(4)	-	(2)	(2)	24
Integration-related costs	(6)	(16)	(14)	(17)	(12)	(19)	2	(4)				
Pre-tax income	**356**	**337**	**310**	**333**	**437**	**389**	**488**	**563**	**558**	**559**	**488**	**646**
Tax	(116)	(113)	(102)	(82)	(155)	(107)	(175)	(198)	(181)	(175)	(151)	(150)
Net income	**240**	**224**	**208**	**251**	**282**	**282**	**313**	**365**	**377**	**384**	**337**	**496**
Minority interests	6	2	6	4	3	3	6	5	6	6	5	11
Net income - Group share	**234**	**222**	**202**	**247**	**279**	**279**	**307**	**360**	**371**	**378**	**332**	**485**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Corporate and investment banking											
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**	**1,197**	**1,394**	**1,495**	**1,243**	**1,324**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)	(760)	(820)	(863)	(770)	(869)
Gross operating income**	**285**	**279**	**235**	**264**	**355**	**435**	**416**	**437**	**574**	**632**	**473**	**455**
Risk-related costs	(39)	46	14	22	14	10	(8)	(19)	-	(15)	6	20
Equity affiliates	17	19	22	16	22	30	34	34	50	41	40	28
Net income on other assets	2	(24)	1	(4)	4	(1)	14	(3)	-	(4)	3	(4)
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)	(19)				
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**	**430**	**624**	**654**	**522**	**499**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)	(97)	(145)	(176)	(129)	(126)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**	**333**	**479**	**478**	**393**	**373**
Minority interests	8	6	2	11	(2)	36	20	11	17	16	12	20
Net Income - Group share	**191**	**187**	**188**	**128**	**290**	**312**	**328**	**322**	**462**	**462**	**381**	**353**

* On a like-for-like basis and on comparable methods
* In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

Financing activities

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**485**	**484**	**602**	**533**	**516**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(202)	(209)	(217)	(220)	(229)
Gross operating income**	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**283**	**275**	**385**	**313**	**287**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(18)	-	(16)	7	20
Equity affiliates	17	19	21	17	22	30	33	35	49	42	39	28
Net income on other assets	2	(21)	-	(2)	-	1	-	(7)	-	-	-	(5)
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(5)				
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**288**	**324**	**411**	**359**	**330**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(59)	(70)	(105)	(86)	(82)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**229**	**254**	**306**	**273**	**248**
Minority interests	6	6	2	6	6	24	8	7	9	7	5	16
Net income - Group share	**102**	**181**	**150**	**166**	**188**	**235**	**216**	**222**	**245**	**299**	**268**	**232**

Investment banking

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**565**	**500**	**428**	**563**	**610**	**618**	**643**	**712**	**910**	**893**	**710**	**809**
Operating expenses	(451)	(451)	(394)	(473)	(476)	(475)	(489)	(558)	(611)	(646)	(549)	(640)
Gross operating income**	**114**	**49**	**34**	**90**	**134**	**143**	**154**	**154**	**299**	**247**	**161**	**169**
Risk-related costs	(2)	(6)	19	(14)	1	(5)	-	(1)	-	1	(1)	-
Equity affiliates	-	-	1	(1)	-	-	1	(1)	1	(1)	1	-
Net income on other assets	-	(3)	1	(2)	4	(2)	14	4	-	(4)	3	1
Integration-related costs	(4)	(26)	(3)	(108)	(14)	(15)	(13)	(14)				
Pre-tax income	**108**	**14**	**52**	**(35)**	**125**	**121**	**156**	**142**	**300**	**243**	**164**	**170**
Tax	(17)	(9)	(13)	2	(31)	(33)	(32)	(38)	(75)	(71)	(44)	(45)
Net income	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**	**104**	**225**	**172**	**120**	**125**
Minority interests	2	(1)	-	5	(8)	12	12	4	8	9	7	4
Net income - Group share	**89**	**6**	**39**	**(38)**	**102**	**77**	**112**	**100**	**217**	**163**	**113**	**121**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Proprietary asset management and other activities											
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**	**(171)**	**(54)**	**41**	**(76)**	**(166)**
Operating expenses	(138)	(154)	(198)	(170)	(190)	(221)	(199)	(232)	(179)	(200)	(223)	(241)
Gross operating income**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**	**(403)**	**(233)**	**(159)**	**(299)**	**(407)**
Risk-related costs	(14)	(11)	(16)	(5)	(11)	(10)	(59)	2	13	10	8	(2)
Equity affiliates	6	(9)	6	2	(4)	1	35	-	71	1	13	3
Net income on other assets	(1)	-	81	(34)	4	13	90	3	18	43	(5)	9
Integration-related costs	(27)	(33)	(69)	(145)	(15)	(40)	(9)	(20)				
Pre-tax income	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**	**(418)**	**(131)**	**(105)**	**(283)**	**(397)**
Tax	159	(15)	51	221	148	86	201	225	66	46	136	142
Net income	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**	**(193)**	**(65)**	**(59)**	**(147)**	**(255)**
Minority interests	41	47	54	61	51	55	50	55	54	49	53	52
Net income - Group share	**(214)**	**(129)**	**(276)**	**(385)**	**(199)**	**(219)**	**(128)**	**(248)**	**(119)**	**(108)**	**(200)**	**(307)**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€m	Group											
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**	**3,682**	**3,995**	**4,171**	**3,813**	**4,208**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)	(2,474)	(2,493)	(2,496)	(2,520)	(2,846)
Gross operating income*	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**	**1,208**	**1,502**	**1,675**	**1,293**	**1,362**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)	(205)	(127)	(168)	(170)	(147)
Equity affiliates	329	251	284	305	388	350	402	350	561	327	403	380
Net income on other assets	(5)	(24)	82	(71)	5	14	21	(4)	18	37	1	(35)
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)	(47)				
Pre-tax income	**889**	**1,190**	**928**	**545**	**1,230**	**1,353**	**1,306**	**1,302**	**1,954**	**1,871**	**1,527**	**1,560**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)	(206)	(471)	(488)	(288)	(343)
Net gain (loss) on discontinued operations	-	-	-	-	-	-	-	-	-	-	-	(3)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**	**1,096**	**1,483**	**1,383**	**1,239**	**1,214**
Minority interests	77	80	73	67	67	110	91	90	98	99	93	109
Net income - Group share	**639**	**781**	**640**	**441**	**905**	**960**	**1,020**	**1,006**	**1,385**	**1,284**	**1,146**	**1,105**

* In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

CAD ratio

€bn	Dec 05	June 06*	Dec 06*
Credit risks	222.9	229.1	248.5
Market risks	23.3	15.9	15.1
Total risk-weighted assets	**246.2**	**245.0**	**263.6**
Tier 1	20.7	20.7	21.6
Tier 2	16.5	18.0	18.8
Tier 3	0.7	1.3	0.9
Deductions	16.1	16.9	18.2
Total net regulatory capital	**21.8**	**23.1**	**23.1**
Tier 1 solvency ratio	**8.4%**	**8.4%**	**8.2%**
Total solvency ratio	**8.9%**	**9.4%**	**8.8%**

* As of June 2006, including conglomerates


CRÉDIT
AGRICOLE S.A.

Evolution des fonds propres consolidés

From Cooke ratio to CAD/ESR

€bn	2005		2006	
	Cooke	CAD (excl. comglomerates)	CAD (excl. comglomerates)	CAD
Total risk-weighted assets	**248.5**	**246.2**	**272.2**	**263.6**
Tier 1	20.7	20.7	23.2	21.6
Tier 2 net of deductions	0.3	0.4	0.2	0.6
Tier 3	0.7	0.7	0.9	0.9
Solvency ratio Tier 1	**8.2%**	**8.4%**	**8.5%**	**8.2%**
Total solvency ratio	**8.5%**	**8.9%**	**8.9%**	**8.8%**


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2005	June 06	Dec 2006	%
SAS Rue la Boétie	819,541,855	819,541,855	819,541,855	54.73%
Treasury shares*	26,312,207	24,724,849	15,144,404	1.01%
Employees (FCPE, PEE)	87,223,339	89,018,905	84,297,953	5.63%
Float	564,244,900	564,036,692	578,338,089	38.63%
Total shares in issue	**1,497,322,301**	**1,497,322,301**	**1,497,322,301**	**100%**
	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,450,806,810	1,466,942,592	1,470,184,317	
Average number of shares used to compute adjusted net earnings per share	1,474,547,017	1,490,946,836	1,494,241,607	
Net income - Group share	€3,891m	€2,669m	€4,920m	
Net income per share	€2.68	€1.82	€3.35	
Adjusted net income per share**	€2.64	€1.79	€3.29	

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted and shares part of a liquidity programme

** Considering capital increase of 06 February 2007


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2005	**30,682**	**4,226**	**34,908**	**21,248**
Dividends paid in 2006	(1,384)	(358)	(1,742)	
Dividend paid by Crédit Agricole S.A. and received by Regional Banks (25%)	196	-	196	
Change in foreign exchange translation reserves	(233)	(211)	(444)	
Unrealised gain (loss)	671	11	682	
Change in the share of reserves of equity affiliates	178	-	178	
2006 results	4,920	400	5,320	
Impact of acquisitions/disposals on minority interests	-	672	672	
Other	48	34	82	
31 December 2006	**35,078**	**4,774**	**39,852**	**24,470**


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Allocated capital per business line

€bn	Dec 05 (%)		June 06	(%)	Dec 06	(%)
French retail banking	**6.0**	**23.6%**	**6.3**	**23.9%**	**6.6**	**23.4%**
- Regional Banks	*3.6*		*3.7*		*3.9*	
- LCL	*2.4*		*2.6*		*2.7*	
International retail banking	**2.6**	**10.2%**	**2.6**	**9.7%**	**3.8**	**13.3%**
Specialised financial services	**2.3**	**9.1%**	**2.4**	**9.0%**	**2.5**	**8.9%**
Asset management, insurance and private banking	**6.3**	**25.0%**	**6.8**	**25.7%**	**7.2**	**25.4%**
Corporate and investment banking	**8.2**	**32.1%**	**8.4**	**31.7%**	**8.3**	**29.0%**
Of which Capital markets and investment banking	*2.5*		*2.5*		*2.5*	
Of which Financing activities	*5.7*		*5.9*		*5.8*	


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Growth in profitability of business lines

	Allocated capital			ROE 2006 (%)
	2006		2005 (%)	
	(€bn)	(%)		
French retail banking – Regional Banks	3.9	13.8	14.0	17.0
French retail banking – LCL	2.7	9.6	9.6	25.9
International retail banking	3.8	13.3	10.2	15.4
Specialised financial services	2.5	8.9	9.1	22.3
Asset management, insurance and private banking	7.2	25.4	25.0	21.7
Corporate and investment banking	8.3	29.0	32.1	20.9
Total business lines	**28.4**	**100**	**100**	**20.4**
Group				**17.0**


CRÉDIT
AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€bn	Dec 05	June 06	Dec 06
French retail banking	**97.9**	**103.3**	**108.5**
- Regional Banks (25%)	57.1	59.8	63.3
- LCL	40.8	43.5	45.2
International retail banking	**3.2**	**3.7**	**22.1**
Specialised financial services	**38.2**	**39.2**	**41.7**
Asset management, insurance and private banking	**15.3**	**16.2**	**19.0**
Corporate and investment banking	**132.0**	**135.2**	**132.7**


CRÉDIT
AGRICOLE S.A.

Trends in risk

Change in credit risk outstanding

Crédit Agricole S.A.			
€m	Dec 05	June 06	Dec 06
Gross customer and interbank loans outstanding	247,889	268,749	321,795
Bad and doubtful loans	7,733	7,698	9,123
Loan loss reserves**	6,680	6,488	7,380
Doubtful loan ratio	3.1%	2.9%	2.8%
Ratio of reserves (excl. collective reserves) to doubtful loans	65.9%	61.4%	61.4%*

Regional Banks (aggregate data from unconsolidated accounts – French GAAP))			
€m	Dec 05	June 06	Dec 06
Customer loans	265,035	278,191	293,572
Bad and doubtful loans	6,625	6,937	6,704
Loan loss reserves**	6,430	6,772	6,798
Doubtful loan ratio	2.5%	2.5%	2.3%
Ratio of reserves (excl. collective reserves) to doubtful loans	69.2%	68.2%	69.6%

* 66.5% restated for the Q4 settlement of a depreciated asset portfolio
** Including collective reserves


CRÉDIT
AGRICOLE S.A.

Trends in risk

Distribution of risk per geographical area and type of activity

Africa and Middle-East 4%
Japan 2%
Central and South America 4%
France 33%
North America 20%
Asia-Pacific 5%
Other European countries 4%
Other European Union countries 28%

Touring/hotel/catering 3%
Utilities 1%
Health/pharmacy 3%
Aircraft/Aerospace 6%
Other 4%
Telecom 8%
Media/publishing 4%
Shipping 5%
Other transportation 3%
Computing/IT 3%
Agri-food 6%
Motor 6%
Real estate 7%
Heavy industry 9%
Energy 18%
Other industry 6%
Consumer goods 8%
Wood/paper/packaging 1%
Building works 2%


CRÉDIT
AGRICOLE S.A.

Trends in risk

Market risk

- Overall VaR (99% - 1 day) at 31 December 2006: €19m for Crédit Agricole S.A., of which the Calyon scope of consolidation alone accounts for €15m

Change in the risk exposure of Crédit Agricole S.A. capital market activities

€m	VaR (99% - 1 jour) 1 January to 31 December 2006				31 Dec. 2005
	Minimum	Maximum	Average	31 Dec. 2006	
Fixed income	8	21	13	11	14
Credit	7	17	11	12	12
Foreign exchange	1	3	2	2	1
Equities	6	13	9	9	8
Commodities	2	7	4	3	4
Total VaR for Crédit Agricole S.A.	**14**	**34**	**21**	**19**	**24**


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

€bn

Customer assets

	2004	2005	2006	Δ2006/2005
Total	427.4	457.3	485.1	+6.1%
Securities*	48.8	52.2	54.2	+3.8%
Mutual funds and REITs*	46.0	52.4	57.2	+9.3%
Life insurance	99.6	111.5	125.8	+12.9%
Time deposits, Popular savings plans (incl. savings bonds)	31.8	30.5	31.5	+3.2%
Home purchase savings plans	84.3	86.0	80.3	(6.6%)
Passbook accounts**	53.4	56.0	63.9	+14.0%
Sight deposits	63.5	68.7	72.2	+5.1%

* CSL, LEP, Codevi, etc.


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

€bn
Loans outstanding
242.9
24.1
14.3
39.3
19.8
28.3
117.1
267.6
26.5
15.2
41.2
20.6
29.7
134.4
296.2
28.8
15.7
46.4
22.0
29.2
154.1
2004
2005
2006

	Δ2006/2005
Total	+10.7%
Local authorities	+8.5%
Consumer credit	+3.4%
SMEs	+12.8%
Small businesses	+6.6%
Farming loans	(1.6%)
Home finance	+14.7%



CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks



Progression in fee income from customers
€m
3,961
589
376
1,496
1,500
4,310
642
456
1,640
1,572
4,723
700
453
1,827
1,743
2004
2005
2006
Δ2006/2005
Total +9.6%
Services and other banking transactions +9.0%
Securities (0.7%)
Insurance +11.4%
Account management and payment instruments +10.9%



CRÉDIT AGRICOLE S.A.



* Excl. Crédit Agricole S.A dividends

French retail banking – LCL

Customer assets

€bn

	2004	2005	2006
Total	118.6	126.9	133.1
Securities	9.6	9.9	10.7
Mutual funds	26.9	28.9	30.0
Life insurance	29.7	32.8	36.3
Time deposits, Popular savings plans	5.9	5.9	5.7
Home finance savings scheme	14.2	13.6	11.7
Passbook accounts	12.1	14.4	16.4
Sight deposits	20.2	21.4	22.3

	Δ2006/2005
Total	+4.9%
Securities	+7.4%
Mutual funds	+3.8%
Life insurance	+10.8%
Time deposits, Popular savings plans	(2.2%)
Home finance savings scheme	(14.4%)
Passbook accounts	+14.2%
Sight deposits	+4.3%


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

€bn

Loans outstanding

	Dec 04	Dec 05	Dec 06
Total	48.6	53.9	61.6
	8.8	9.1	10.5
	7.7	8.1	9.0
	6.4	6.7	6.8
	25.7	29.9	35.4

	Δ2006/2005
Total	+14.4%
SME loans	+14.5%
Small businesses	+10.0%
Consumer loans	+0.7%
Home finance	+18.7%


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Trends in NBI

€m	YoY growth 12m-05	YoY growth 12m-06	Δ12m/12m	ΔQ4/Q4	QoQ growth Q4-05	QoQ growth Q4-06
TOTAL	3,501	3,652	**+4.3%**	**+0.5%**	910	914
Net interest margin	1,874	1,925	+2.6%	-6.1%	486	456
Total fee and commission income			**+6.2%**	**+8.0%**		
Services and other banking transactions	95	105	+10.9%	+21.0%	20	25
Securities management	359	392	+9.1%	+7.3%	107	114
Insurance	381	427	+12.0%	+19.8%	99	118
Account management and payment instruments	793	804	+1.5%	+1.2%	199	201


CRÉDIT
AGRICOLE S.A.

International retail banking

Key dates on Italian timeline

2007 Timeline

- 01/01 – Creation of Intesa San Paolo shares with accretive effect for Crédit Agricole S.A.
- 21/01 – Disposal of 432m Intesa San Paolo ordinary shares
- 22/02 – Received Bank of Italy authorization
- 01/03 – CASA, SACAM and Foundation of Parma acquisition of 100% of Cariparma from Intesa San Paolo
- 01/03 – Cariparma acquisition of a 76% stake in Friuladria from Intesa San Paolo
- 17/03 – FriulAdria 2006 results approval
- 31/03 – Cariparma 2006 results approval
- 31/03 – Contribution of 29 Intesa San Paolo branches to Friuladria
- 24/05 – Intesa San Paolo dividend payment
- 01/07 – Contribution of 173 Intesa San Paolo branches to Cariparma


CRÉDIT
AGRICOLE S.A.

International retail banking

Analytical contribution of Emporiki

€m	Emporiki published	50 % Credicom	4.5 months Emporiki excl. Credicom
Net banking income	**988**	**(10)**	**363**
Operating expenses	(672)	7	(273)
Gross operating income	**316**	**(3)**	**90**
Risk-related costs	(539)	2	(444)
Operating income	**(223)**	**(1)**	**(354)**
Net income – Group share	**(235)**	**(1)**	**(327)**
Goodwill			326
Contribution to Crédit Agricole S.A. net income			[illegible]


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**564**	**+1.0%**	**+5.3%**	**2,188**	**+8.1%**
Operating expenses	(286)	+9.1%	+7.3%	(1,080)	+9.2%
Gross operating income*	**278**	**(6.1%)**	**+3.2%**	**1,108**	**+7.0%**
Risk-related costs	(98)	(7.8%)	+0.3%	(389)	+7.9%
Equity affiliates	2	(5.6%)	(19.0%)	7	+40.8%
Net income on other assets	(2)	nm	nm	-	nm
Pre-tax income	**180**	**(6.2%)**	**+2.6%**	**726**	**+13.0%**
Tax	(53)	(15.4%)	(11.0%)	238	+8.3%
Net income	127	(1.8%)	+9.5%	488	+15.5%

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€m	Q4-06	Δ Q4/Q4	Δ Q4/Q3	2006	Δ2006/2005
Net banking income	**61**	**(3.0%)**	**+2.0%**	**245**	**(3.4%)**
Operating expenses	(42)	(9.7%)	+5.0%	(168)	(1.4%)
Gross operating income*	**19**	**+15.5%**	**(4.0%)**	**77**	**(7.4%)**
Risk-related costs	(4)	(66.7%)	(15.4%)	(21)	(41.6%)
Operating income	**15**	**x4.2**	**-**	**56**	**+18.5%**
Net income on other assets	(63)	nm	nm	(63)	+29.0%
Pre-tax income	**(48)**	**nm**	**nm**	**(7)**	**(6.6%)**
Tax	(9)	nm	nm	(22)	+78.5%
Net income	(57)	nm	nm	(29)	+45.7%
Net income before goodwill impairment	6	+36.2%	(42.9%)	34	+3.9%

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Factoring highlights

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**56**	**+20.0%**	**+13.1%**	**204**	**+8.3%**
Operating expenses	(33)	+16.3%	+13.2%	(129)	+6.5%
Gross operating income*	**23**	**+26.0%**	**+12.9%**	**75**	**+11.6%**
Risk-related costs	-	(100%)	(100%)	(11)	x 7
Net income on other assets	1	-	(64.5%)	4	nm
Pre-tax income	**24**	**+64.8%**	**+20.1%**	**68**	**+34.5%**
Tax	(9)	+50.8%	+36.9%	(25)	+35.0%
Net income	15	+74.4%	+11.9%	43	+34.2%

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Trends in assets under management (excluding double counting)



€bn
715.0
79.5
144.3
491.2
562.7
807.4
87.9
168.5
551
636.9
Dec 05
Dec 06

CAC 40: 4,715 (Dec 05) — 5,542 (Dec 06)

Total AUM: +13.2%

Private banking	Life insurance	Asset managt
+10.5%	+16.8%	+12.2%
+10.5%*	+12.4%*	+11.7%*

* On a like-for-like basis and on comparable methods



CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**555**	**+16.2%**	**+38.8%**	**1,828**	**+24.7%**
Operating expenses	(262)	+5.9%	+25.5%	(898)	+14.3%
Gross operating income*	**293**	**+27.1%**	**+53.1%**	**930**	**+36.6%**
Risk-related costs	-	nm	(96.6%)	(10)	nm
Equity affiliates	(1)	nm	nm	-	nm
Net income on other assets	3	nm	nm	-	nm
Pre-tax income	**295**	**+23.4%**	**+58.8%**	**920**	**+34.0%**
Tax	(99)	+36.3%	+68.1%	(321)	+37.3%
Net income	196	+17.7%	+54.5%	599	+32.2%

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005
Net banking income	**153**	**+9.4%**	**+10.4%**	**592**	**+15.1%**
Operating expenses	(106)	(0.3%)	+7.8%	(408)	+3.8%
Gross operating income*	**46**	**+40.6%**	**+16.9%**	**184**	**+51.5%**
Risk-related costs	(1)	nm	nm	4	(42.9%)
Equity affiliates	2	nm	nm	7	nm
Net income on other assets	20	nm	nm	20	nm
Pre-tax income	**67**	**+94.8%**	**+64.3%**	**215**	**+80.1%**
Tax	(13)	+21.2%	+16.7%	(53)	+61.3%
Net income	54	x2.3	+81.4%	162	+87.2%

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2005/2006
Net banking income	**379**	**+2.3%**	**+8.8%**	**1,453**	**+7.4%**
Operating expenses	(99)	+22.4%	+12.1%	(374)	+30.5%**
Gross operating income*	**280**	**(3.3%)**	**+7.7%**	**1,079**	**+1.2%**
Risk-related costs	-	(50.0%)	nm	-	nm
Equity affiliates	2	(63.2%)	(10.7%)	38	+39.7%
Net income on other assets	2	nm	nm	-	nm
Pre-tax income	**284**	**(1.8%)**	**+8.6%**	**1,117**	**+4.3%**
Tax	(38)	(67.0%)	(53.3%)	(283)	(23.3%)
Net income	246	+41.0%	+36.4%	834	+18.7%

* In 2005, before integration-related costs
** excluding exceptionals, expenses : +17.5%; GOI ; +4.7%


CRÉDIT
AGRICOLE S.A.

Financing activities

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005	Δ2006/2005 **
Net banking income	**516**	**+6.3%**	**(3.2%)**	**2,135**	**+14.0%**	**+15.1%**
Operating expenses	(229)	+13.3%	+3.9%	(875)	+7.3%	+8.0%
Excluding impact of regulatory changes on employee liabilities		+7.9%	+0.9%			
Gross operating income*	**287**	**+1.3%**	**(8.3%)**	**1,260**	**+19.2%**	**+20.5%**
Excluding impact of regulatory changes on employee liabilities		+5.3%	+4.8%			
Risk-related costs	20	nm	nm	10	nm	
Equity affiliates	28	(19.7%)	(27.9%)	159	+31.6%	
Net income on other assets	(5)	(28.6%)	nm	(5)	(16.7%)	
Pre-tax income	**330**	**14.4%**	**(8.0%)**	**1,424**	**+23.5%**	
Tax	(82)	+37.2%	(5.0%)	(342)	+39.1%	
Net income – Group share	**232**	**+4.5%**	**(13.2%)**	**1,043**	**+21.0%**	
Cost/income ratio*	44.5%	(2.9 pts)	(+3.2 pts)	41.0%	(2.5 pts)	
ROE				18.6%		

* In 2005, before integration-related costs
** At constant exchange rate


CRÉDIT
AGRICOLE S.A.

Capital markets and investment banking

€m	Q4-06	ΔQ4/Q4	ΔQ4/Q3	2006	Δ2006/2005	Δ2006/2005 **
Net banking income	**809**	**+13.6%**	**+13.9%**	**3,321**	**+28.6%**	**+29.7%**
Operating expenses	(640)	+14.7%	+16.5%	(2,446)	+22.4%	+23.2%
Excluding impact of regulatory changes on employee liabilities		+10.8%	+12.6%			
Gross operating income*	**169**	**+9.5%**	**+5.0%**	**875**	**+49.5%**	**+51.6%**
Excluding impact of regulatory changes on employee liabilities		+24.0%	+18.6%			
Risk-related costs	-	nm	nm	-	nm	
Equity affiliates	-	nm	nm	1	nm	
Net income on other assets	1	(75.0%)	(66.7%)	-	nm	
Pre-tax income	**170**	**+19.4%**	**+3.7%**	**876**	**+61.0%**	
Tax	(45)	+17.9%	+3.2%	(234)	+76.2%	
Net income – Group share	**121**	**+20.8%**	**+6.8%**	**613**	**+56.9%**	
Cost/income ratio*	79.1%	+0.7 pt	+1.7 pt	73.7%	(3.7 pts)	
ROE				26.4%		

* In 2005, before integration-related costs
** At constant exchange rate


CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	2006	2005
Cost of financing	(1,349)	(1,201)
Financial management	681	395
Other business	122	174
Work-out activities	291	252
Net banking income	**(255)**	**(380)**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet

€bn

Assets	31/12/05	31/12/06
Cash, central banks, French postal system	6.7	6.2
Financial assets at fair value through profit or loss	344.5	421.7
Financial assets available for sale	144.3	173.5
Loans and advances to banks and customers	446.5	540.4
Financial assets held to maturity	19.8	18.0
Accrued income and sundry assets	63.8	59.8
Fixed assets	21.7	25.0
Goodwill	14.1	16.7
	1,061.4	**1,261.3**

€bn

Liabilities	31/12/05	31/12/06
Central banks, French postal system	0.5	0.1
Financial liabilities at fair value through profit or loss	249.0	301.5
Due to banks and customers	432.9	485.0
Debt securities in issue	98.1	162.8
Accruals and sundry liabilities	58.0	57.2
Insurance contract's technical reserves	162.5	186.2
Contingency reserves and subordinated debt	25.5	28.6
Shareholders' equity	30.7	35.1
Minority interests	4.2	4.8
	1,061.4	**1,261.3**


CRÉDIT
AGRICOLE S.A.

CRÉDIT AGRICOLE S.A.



END